SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida 33431

telephone (561) 362-9595
telecopier (561) 362-9612
jim@swblaw.net

June 26, 2009

'CORRESP'

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director
Ramin M. Olson, Staff Attorney
Bill Thompson, Accounting Branch Chief
Ta Tanisha Meadows, Staff Accountant

Re:	China Logistics Group, Inc. (the "Company")
Amendment No. 1 to the Registration Statement on Form S-1
File No. 333-151783
Form 10-K/A for the fiscal year ended December 31, 2007
Form 10-Q for the fiscal quarter ended September 30, 2008
Forms 10-Q/A for the fiscal quarters ended March 31 and June 30, 2008
Form 8-K/A filed January 20, 2009
File No. 0-31497

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated February 27, 2009.  The Company has filed the following documents in response to the staff’s comments:

•	Amendment No. 2 to the Registration Statement on Form S-1;
•	Form 10-K/A (Amendment No.3) for the year ended December 31, 2007
•	Form 10-Q/A (Amendment No.2) for the quarter ended March, 31, 2008
•	Form 10-Q/A (Amendment No.2) for the quarter ended June 30, 2008
•	Form 10-Q/A (Amendment No.1) for the quarter ended September 30, 2008
•	Amendment No. 1 to the Current Report on Form 8-K/A filed January 20, 2009

Following are the Company’s responses to the staff’s comments contained in its letter dated February 27, 2009. Under separate cover the Company will provide Mr. Olson with a courtesy copy of the foregoing documents, marked to show changes and keyed to the staff’s comments.

Form S-1

General
1.
We note your response to comment two of our letter dated July 18, 2008.  We re-issue that comment with respect to disclosure of the total possible profit to be realized as a result of any conversion discounts from securities underlying any other warrants, options, notes or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table as requested in comment two of our letter dated July 18, 2008.  If no other securities are held by the selling shareholders, please so state.

RESPONSE:  The only selling security holder or affiliate of a selling security holder that owned any securities of the Company, including common stock, preferred stock, warrants, options, notes or other securities of the Company, at the time of the 2008 Unit Offering (exclusive of securities acquired in the 2008 Unit Offering) is China Direct Investments, Inc.  The following table provides a schedule of all securities owned by it or its affiliates immediately prior to the 2008 Unit Offering; the tables which appear on pages 6 and 7 of Amendment No. 2 under the headings “Possible Profit to the Purchasers of the 2008 Unit Offering on Shares of Common Stock Included in the Units” and “Possible Profit to the Purchasers of the 2008 Unit Offering on Shares of Common Stock Underlying Warrants Included in the Units” provide the requested information as it relates to the balance of the selling security holders.  All information in this table gives retroactive effect to the 1 for 40 reverse stock split, if applicable:

Name of holder	Relationship to selling security holder	Number and description of security	Date acquired	Transaction	Expense to the Company
China Direct Investments, Inc.	Selling security holder	62,500 shares of common stock	5/22/07	Compensation for services under terms of consulting agreement dated May 22, 2007 (Exhibit 10.3)	$168,000
Capital One Resource Co., Ltd.	Subsidiary of China Direct Industries, Inc. (formerly known as China Direct, Inc.) which is also the parent company of China Direct Investments, Inc.	250,000 shares of common stock	9/5/07	Compensation for services under terms of consulting agreement dated September 5, 2007 (Exhibit 10.4)	$380,000
China Direct Industries, Inc.	Parent company of selling security holder	450,000 shares of Series B convertible preferred stock which is convertible into 4,500,000 shares of common stock	Shares earned at 12/31/07; shares issued 6/30/08	Compensation for services under terms of consulting agreement dated December 31, 2007 (Exhibit 10.7)	$3,780,000
Capital One Resource Co, Ltd.	Subsidiary of China Direct Industries, Inc. which is also the parent company of China Direct Investments, Inc.	450,000 shares of Series B convertible preferred stock which is convertible into 4,500,000 shares of common stock	12/31/07	Acquisition of Shandong Jiajia - see description on page 33 of Amendment No. 2	$3,780,000

In each of the forgoing instances, the terms of the contracts between the Company and the consultant were negotiated based upon the consideration being paid in shares of restricted securities and the Company recognized the value equal to the fair market value of the securities issued as consideration on the date of the agreement.  As such, unlike the 2008 Unit Offering in which securities were sold for a cash price, we are unable to quantify any discount to the market price of the security or any possible profit to be realized by China Direct Investments, Inc. or its affiliates from the potential future sale of any of foregoing securities.

2.
We note your response to comment three of our letter dated July 18, 2008.  As previously requested, with regard to your disclosure of prior securities transactions with China Discovery Investors, Ltd., China Direct Investments, Inc. and their affiliates, please provide us, with a view towards possible disclosure in the prospectus, with a table including the following information disclosed separately for each transaction:

•	the date of the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE:  The requested information is included as Attachment 2.1 to this correspondence.  The transactions in which the securities were issued and the relationships to China Direct Investments, Inc. are as set forth in the table provided in response to comment 2.  Other than the units purchased by it in the 2008 Unit Offering, China Discovery Investors, Ltd. and its affiliates had not engaged in any securities transactions with the Company.

Summary of the Offering, page 2

3.	We note your response to comment 12 of our letter dated July 18, 2008. Please clearly state the number of shares you are registering in this offering that are owned by affiliates of the company.

RESPONSE:   The Company has revised the second sentence in the first paragraph under “Summary of the Offering” to further clarify the number of shares registered for resale by China Direct Investments, Inc., a principal shareholder of the Company.  Please see page 2 of Amendment No. 2.  Other than these 200,000 shares, the registration statement does not cover the resale of any shares of the Company’s common stock owned by any principal shareholder or affiliate of the Company.  Mr. Marc Siegel, the controlling person of China Discovery Investors, Ltd., is no longer an affiliate of China Direct Investments, Inc. having resigned as an officer and director of its parent company, China Direct Industries, Inc., on January 23, 2009.  This resignation was reported by China Direct Industries, Inc. in its Current Report on Form 8-K as filed on January 26, 2009.  Neither Mr. Siegel nor China Discovery Investors, Ltd. or any of their affiliates are principal shareholders or affiliates of the Company.

4.
Please show us how to reconcile the number of shares of common stock outstanding prior to the offering disclosed on page 3 to the number of shares outstanding as reflected in the most recent balance sheet on page F-2 and the disclosure in recent sales of equity securities in Item 15.

RESPONSE:   The Company acknowledges staff’s comment regarding the 309 share differences in common shares outstanding as reported.  The Company believes this variance arose from rounding by the transfer agent.  The Company’s carry forward records have been adjusted, and the amended filings now reflect, 34,508,203 shares outstanding consistently, where applicable, throughout the amended documents.  Please see pages F-2, F-11, F-18 and F-20 of Amendment No. 2.

Terms of the Offering with the Selling Security Holders, page 3

Overview of the 2008 Unit Offering, page 3

5.
We note that net proceeds disclosed in the second paragraph differ from net proceeds disclosed in the consolidated financial statements of stockholders’ deficit on page F-5.  Please revise or advise.  If you revise net proceeds to agree to the amount disclosed on page F-5, please also revise the tables of net proceeds at the top of pages 6 and 7 under the “Net Proceeds from the Sale of the Units” and “Comparison of Net Proceeds to us and Total Possible Profit to Selling Security Holders” subheadings.

RESPONSE:   A review of related documentation revealed the Company had incorrectly accounted for professional fees of $141,800 which were not attributable to the unit offering and should not have been deducted from the gross proceeds of the offering.  Accordingly, the restated financial statements as of December 31, 2007 (to recognize the accrual) and the subsequent interim reports have been corrected to reflect the impact on earnings, earnings per share and net proceeds of the 2008 Unit Offering as presented in the consolidated statement of stockholders deficit.  The amount of net proceeds received by the Company has been revised in the statements of stockholders’ deficit.  Please see page F-20 of Amendment No. 2.  There were no revisions necessary to the disclosure which appears in Overview of the 2008 Unit Offering.

6.
We note your response to comment 19 of our letter dated July 18, 2008.  Please tell us what you mean by the following statement you make on page four, using examples if necessary: “if necessary, issue additional shares to purchaser to take into account the amount paid, whether in cash or by cashless exercise, by the purchaser if the purchaser has exercised any warrants so that the per share exercise price and to the exercise price for the exercised warrants equals the lower price of the subsequent issuance.”  Also, please revise this sentence for clarity.

RESPONSE:  The Company has revised the disclosure to clarify its meaning.  Please see page 4 of Amendment No. 2.

Fees and Payments Associated with the Transaction, page 5

7.
We note your disclosure regarding payment of liquidated damages to investors.  Please disclose whether the liquidated damages payments will be made to shareholders pro-rata by percentage of share ownership or by some other method.  Please be specific.  Please also disclose what amount of liquidated damage payments have been paid to date, and when you anticipate paying the remainder of the liquidated damages payments.

RESPONSE:  Amendment No. 2 has been revised to both provide specific disclosure on how payments of liquidated damages will be made to purchasers in the 2008 Unit Offering as well as the status of payments of liquidated damages to date and in the future.  Please see page 4.

Risks Related to Holding our Securities, page 14

"The Excercise of Outstanding Warrants and Options and the Possible......" Page 14

8.
With respect to your disclosure regarding the 2006 issuance of a warrant for 110,000 shares of common stock exercisable at $6.80 per share, please disclose - here or elsewhere in the prospectus - to whom this warrant was to be issued and discuss whether you will have to issue the warrant in the future.

RESPONSE:   The Company has deleted the prior language which stated that the Company had not issued this warrant.  Please see page 15 of Amendment No. 2.  While the actual warrant certificate had not been issued, in May 2006, the Company granted 110,000 (post 1:40 reverse split) warrants to Trilogy Capital Partners, Inc. exercisable at $6.80 (post reverse split) per share.  The warrants were fair valued at $396,000 at the time of issuance and the Company recognized the related expense in 2006.  These warrants expired unexercised May 31, 2009.

Management’s Discussion and Analysis or Plan or Operations, page 18

Results of Operations, page 19

9.	Please quantify the increase in sales attributable to volume and favorable pricing fluctuations in your discussion of sales on page 20.

RESPONSE:  As the result of inclusion of updated financial statements, this disclosure no longer appears in the registration statement.

Liquidity and Capital Resources, page 22

10.
Please revise to clarify that you had a working capital deficit at December 31, 2007.  In addition, disclose the impact of the conversion of notes payable and accrued compensation payable to a related party on the increase in working capital.

RESPONSE:   As a result of the inclusion of more current financial statements, the Company had a working capital surplus at both March 31, 2009 and December 31, 2008.  Please see page 22 of Amendment No. 2.  Additional disclosure has been added to Amendment No. 2 to reflect the impact of the conversion of the notes payable and accrued compensation.  Please see page 24.

11.
Please revise the amount of net cash used in operating activities for the nine months ended September 30, 2007 disclosed in the first paragraph on page 24 to agree with the amount disclosed in the consolidated statements of cash flows on page F-4.

RESPONSE:  The financial statements for September 30, 2007 no longer appear in the registration statement as a result of the updating of the financial statements therein in accordance with comment 19.

12.
Your disclosure in the fourth paragraph on page 24 that proceeds from financing activities during 2007 were attributable to shareholder loans is inconsistent with the disclosure in the same paragraph that you did not undertake any financing activities in either 2007 or 2006.  Please refer to our comment below regarding classification of loans to/from related party in your consolidated statements of cash flows and clarify your disclosure as appropriate.

RESPONSE:  Amendment No. 2 has been revised to include advances from and repayments to related parties in financing activities and advances to and repayments from related parties in investing activities.  The Company also notes that language suggesting no financing activities in 2007 or 2006 have been removed.  Please see page 23.

Critical Accounting Policies, page 24

13.
Please identify accounting estimates and assumption that have a material impact on reported financial condition and operating performance and on the comparability of such reported information over different reporting periods.  Also discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future.  We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance.  Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE:  The Company had added the following disclosure to its discussion of critical accounting policies on page 25 of Amendment No. 2 as well as its amended filings on Form 10-K/A and Forms 10-Q/A:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including estimates of the allowance for doubtful accounts and stock based compensation that affects the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reported period.

Significant estimates for the periods reported include the allowance for doubtful accounts which is based on an evaluation of our outstanding accounts receivable including the age of amounts due, the financial condition of our specific customers, knowledge of our industry segment in Asia, and historical bad debt experience.  This evaluation process resulted in our recognizing a recovery of bad debt of $1,244 for the quarter ended March 31, 2009 and $330,439 for the year ended December 31, 2008.  This evaluation methodology has proved to provide a reasonable estimate of bad debt expense in the past and we intend to continue to employ this approach in our analysis of collectability.  However, we are aware that given the current global economic situation, including that of China, meaningful time horizons may change.  We intend to enhance our focus on the evaluation of our customers’ sustainability and adjust our estimates as may be indicted.

We also rely on assumptions such as volatility, forfeiture rate, and expected dividend yield when deriving the fair value of share-based compensation; we did not recognize any stock-based compensation expense.  Assumptions and estimates employed in these areas are material to our reported financial conditions and results of operations.  These assumptions and estimates have been materially accurate in the past and are not expected to materially change in the future.  Actual results could differ from these estimates.

Our Business, page 26

14.
We note your disclosure on page 11 and 29 that all of your management and employees are located in China.  In light of this fact, and in light of the fact that Jeffrey Harrell no longer works for you, please disclose - if true - that you conduct no business from the U.S. office space you lease, which is described on page 34.  If otherwise, please revise your disclosures to clarify your operations.

RESPONSE:  Amendment No. 2 has been revised to reflect that the Company conducts no business from the U.S. Office.  Please see page 34.

History of our Company, page 30

15.	Please disclose the basis for the release and any consideration paid to James Joachimczyk and Graphics Distribution, Inc. in return for their general releases in October, 2008.

RESPONSE:  The Company believed that Graphics Distribution, Inc. had made a spurious claim against it and, to avoid the Company taking remedial action against them, the Company required a general release from Graphics Distribution, Inc. and Mr. Joachimczyk.  There was no additional consideration paid to either Graphics Distribution, Inc. or Mr. Joachimczyk by the Company in connection with the general release.

Executive Compensation, page 36

16.	Please revise to add compensation information from your most recently completed fiscal year.

RESPONSE:  Amendment No. 2 has been revised to include compensation information for the year ended December 31, 2008.  Please see page 37.

Description of Securities, page 40

Series B Convertible Preferred Stock, page 41

17.
Please clarify whether the 845,000 shares of Series B convertible preferred stock includes the 120,000 shares issued as additional consideration for the acquisition of the controlling interest in Shandong Jiajia.  In addition, tell us how you presented the 450,000 shares of Series B convertible preferred stock issued in June 2008 in the consolidated statements of stockholders’ deficit on page F-5.  Finally, show us how to reconcile the 9.5 million shares of common stock issued in March 2008 upon conversion of the Series B convertible preferred stock to the consolidated statements of stockholders’ deficit on page F-5.

RESPONSE:  Amendment No. 2 has been revised to clarify the disclosure of the issuance of the issuance of 845,000 shares of Series B convertible preferred stock.  Please see page 42.  This figure does include the 120,000 shares of Series B convertible preferred stock issued as additional consideration in the Shandong Jiajia transaction.  This total of 845,000 shares of Series B convertible preferred stock which was issued was comprised of the following:

Consulting Agreement with Capital One Resources Co., LTD	450,000
Mr. Weidong Wang	35,000
Dragon Venture (Shanghai) Capital Management Co.	240,000
725,000
Additional Consideration in acquisition	120,000
Total	845,000

Also, as requested by staff, the following schedule details the Series B convertible preferred stock contained in the consolidated statement of stockholders’ deficit:

Series B shares issued to Shandong Jiajia allocated to historical periods		120,000

Series B shares issued to parties other than the accounting acquirer:
• Capital One Resource Co. Ltd	450,000
• Mr. Weidong Wang	35,000
• Dragon Venture (Shanghai)	240,000
• China Direct Investments	450,000	1,175,000

Total Series B convertible preferred outstanding of December 31, 2007		1,295,000

Finally, the Company has revised the disclosure under “Description of Securities - Series B Convertible Preferred Stock” to reflect that the holders of 845,000 shares of Series B Convertible Preferred Stock converted those shares into an aggregate of 8,450,000 shares of common stock in March 2008 and the remaining 450,000 shares of Series B Convertible Preferred Stock remain outstanding.  Please see page 42 of Amendment No. 2.

Selling Security Holders, page 42

18.
In several places you indicate with an asterisk that a shareholder will own less than one percent of the common stock after the offering when it appears that the shareholder will own more than one percent.  Please revise the disclosure to correct this or advise us of your method of calculating the percentage to be owned after the offering.

RESPONSE:  As requested, the table has been revised to correct the omissions in the heading entitled “Percentage to be owned after offering.”  Please see page 43 of Amendment No. 2.

Financial Statements, page F-1

19.
Please update the financial statements and related financial information in accordance with Rule 3-12 of Regulation S-X, or tell us why you are not required to do so.  Refer to paragraph (b) of Rule 3-12 and paragraph (c) of Rule 3-01 of Regulation S-X.

RESPONSE:  Amendment No. 2 has been updated to provide audited financial statements and related financial information for the year ended December 31, 2008.

Interim Financial Statements

20.	Please address the comments below on your annual financial statements as applicable.

RESPONSE:  Where applicable, the above comments have been addressed by the Company in its annual financial statements.  As set forth earlier in this letter, the Company will include keyed, marked copies of Amendment No. 3 to its annual report on Form 10-K for the year ended December 31, 2007 in the courtesy copies being provided to the staff.

Consolidated Balance Sheets, page F-2

21.
We note that accumulated deficit and total stockholders’ deficit at December 31, 2007 differs from the amounts disclosed in the consolidated statements of stockholders’ deficit on page F-5.  Please revise.

RESPONSE:  The Company acknowledges the Staffs’ comment and has corrected our cross-footing error in the consolidated statements of stockholder’s equity to now include the $1,000 par value of its Series A preferred stock and corrected the $1 rounding discrepancy in accumulated other comprehensive loss (net of $999). The amended consolidated statement of stockholder’s equity now cross-foots and agrees to amounts reflected in the December 31, 2007 balance sheet.  Please see page F-20 of Amendment No. 2.

Consolidated Statements of Operations, page F-3

22.
Please tell us your basis in GAAP for classifying credits resulting from the recovery of bad debts in other income as opposed to operating income in the same line item that includes bad debt expense.  In addition, provide us with an analysis of the allowance for doubtful accounts for each period presented showing the beginning balance, provisions/credit charged/credited to income, recoveries and ending balance.

RESPONSE:  The Company initially categorized the recovery of bad debt below operating income due primarily to the size of the recovery.  Clearly, recovery of bad debt does not meet the test of “unusual in nature” and the transaction does not rise to an extraordinary item; but, a recovery of this size was “infrequent in occurrence” within the meaning of APB 30, Reporting the Results of Operations, which directs that such an item should be reported as a separate component of income from continuing operations.  Based primarily on its size and infrequency, the Company believed that presenting this amount below operating income was a conservative presentation within the intent of APB 30.  However, following staff’s comment, the amount has been reclassified as a separate line item above the income (loss) from operations subtotal.

Further, as requested by the Staff, an analysis of the allowance for doubtful accounts is included below:

Balance at 12/31/2005	$1,003,408
Add: Bad Debt Provision	259,494
Balance at 12/31/2006	1,262,902

Add : Bad Debt Provision	57,067
Less: Write-off of A/R	(525,254)
Balance at 12/31/2007	794,715

Less: Recoveries of Bad Debt	(330,440)
Balance at 12/31/2008	464,275

Add : Bad Debt Provision	1,244
Balance at 3/31/2008	$465,519

Consolidated Statements of Stockholders’ Deficit, page F-5

23.	Please revise the title of the statement to reflect the fact that you do not have a total stockholders’ deficit at September 30, 2008.

RESPONSE:   The title of the statement was corrected in the amended Quarterly Report on Form 10-Q for the period ended September 30, 2008.  While the September 30, 2008 financial statements no longer appear in the registration statement in response to comment 19, the statement has been properly titled for the year ended December 31, 2008.  Please see page F-20 of Amendment No. 2.

24.
We note that net income for the year ended December 31, 2007 differs from the amount presented in consolidated statements of operations on page F-18.  We also note that the “recapitalization for reverse merger” line item differs from the amount presented in the consolidated statements of stockholders’ deficit on page F-19.  Please revise or advise.

RESPONSE:   The Company has reclassified a portion of the recapitalization line consistent with our previous disclosure which corrected the line as well as the net income disclosure for December 31, 2007.  Please see page F-20 of Amendment No. 2.

25.	Please remove the March 31 and June 30, 2008 subtotals since the balance sheets at those dates are not presented.

RESPONSE:   In response to the staffs’ comment, the Company has removed the March 31 and June 30, 2008 subtotals.  Please see page F-20.

26.	Please revise the “other comprehensive income (loss)” column to read “accumulated other comprehensive income/loss.” Refer to SFAS 130.

RESPONSE: In response to the staff’s comment, the column in the amended filing now reads “accumulated other comprehensive income/loss”.  Please see page F-20 of Amendment No. 2.

Note 3 - Basis of Presentation and Summary of Significant Accounting Policies, page F-7

27.	Please disclose the transactions that resulted in the recognition of the gain from forgiveness of debt referred to in the second paragraph on page F-8.

RESPONSE:  The gain from forgiveness of debt was initially recognized relating to inventory that MediaReady, Inc. purchased from a supplier, Stock Electronics, Inc.  On June 1, 2008, the Company received a general release for amounts owed to Stock Electronics, Inc.  However, upon further review, the Company believes the same circumstances that existed on June 1, 2008 supporting the general release of liability also existed on December 31, 2007.  As the Company fair valued the acquired assets and liabilities of MediaReady, Inc. on the date of acquisition, December 31, 2007, in accordance with SFAS 141, Business Combinations, the Company deemed the payable due to Stock Electronics to be $0.  Thus, any gain from forgiveness of debt was recognized to MediaReady, Inc., the accounting acquiree in the reverse acquisition and recapitalization prior to acquisition.  As a result, no gain from forgiveness of debt is recognized on the Statement of Operations of the Company for any period as revised in Amendment No. 2.

Note 5 - Earnings (Losses) per Share, page F-11

28.
Please show us how you computed the weighted average number of common shares outstanding used in computing basic and diluted earnings (loss) per share for each period presented.  Include your computations in applying the treasury stock and if-converted methods.  In addition, please disclose the number of shares issuable under securities that could potentially dilute basic earnings (loss) per share in the future that were not included in the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for each period presented.  Refer to paragraph 40.c of SFAS 128.

RESPONSE:  As requested, the Company has included as Attachments 28.1, 28.2, 28.3, 28.4, 28.5, 28.6 and 28.7 its earnings per share calculation worksheets including calculations of weighted average shares outstanding, application of the treasury stock method and if-converted methods.  In addition the following statement has been added to the restated earnings per share disclosure in the amended Report on Form 10-Q for the period ended September 30, 2008 as previously filed by the Company:

Potentially issuable shares at September 30, 2008 and 2007 which could result in dilution in the future but were not included in diluted earnings per share for the periods presented as they are anti-dilutive, included:

	Three Months and Nine Months Ended September 30,
	2008	2007
Options	2,000,000
Warrants	117,500	117,500
Class A and B warrants	31,558,500
Series B convertible preferred stock	4,500,000
	38,176,000	117,500

Please note that after accruing $1,597,000 under the Company’s registration payment arrangement, as discussed in response to comment 29 below, the Company’s restated financial statements do not reflect earnings for the nine months ended September 30, 2008.  Accordingly, incremental shares potentially issuable under the treasury stock and if-converted methods would be anti-dilutive and are no longer included.  Similar disclosure was also included in Amendment No. 2; please see page F-30.

Note 6 - Stockholders’ Equity, page F-12

2008 Unit Offering, page F-12

29.
Please tell us whether you accrued an estimated loss under the registration payment arrangement.  If so, please disclose the amount accrued and factors considered in estimating the amount of loss.  If not, tell us the facts and circumstances supporting your conclusion that the conditions for accrual of a loss contingency in paragraph 8 of SFAS 5 were not met prior to the issuance of the financial statements.  Refer to FSP EITF 00-19-2.

RESPONSE:  Initially, the Company did not accrue an estimated loss under the registration payment as of September 30, 2008. This position was taken as of the filing date, as the failure to achieve registration as of the expiration of the registration payment arrangement grace period was viewed as the “trigger” to recognizing the obligation to make future payments to the investors, not the as yet un-triggered, registration payment arrangement.

Under the provisions of SFAS 5, paragraph 8, the “probable” test is met when “… a. Information available prior to issuance of the financial statements indicates that it is probable that one asset had been impaired or a liability had been increased at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss…” As the Company’s obligations/penalties did not trigger until October 2008, the Company believed the text in SFAS 5, paragraph 8 was not met although extensive disclosure was indicated. The obligation/penalty was incurred after the date of the financial statements and, in fact, grew as a function of time commencing after the date of the financial statements.

SFAS 5, paragraph 11, further states, in part “… Occasionally, in the case of a loss arising after the date of the financial statements where the amount of asset impairment or liability incurrence can be reasonably estimated, disclosure may best be made by supplementing the historical financial statements… ”  The disclosure of maximum liquidating damages which may be due was included in the Company’s filings as well as other disclosures as required under FSP EITF 00-19-2, paragraph 12.

Further, SFAS 5, paragraph 59 provides “… Further, even losses that are reasonably estimable should not be accrued if it is not probable that an asset had been impaired or a liability has been increased at the date of an enterprise’s financial statements because the losses relate to a future period rather than the current or a prior period…”  Again, the Company’s position had been the obligation actually was incurred as the result of the passage of time commencing after the date of the financial statements.

However, given the passage of time since the Company’s initial filing and consideration of the staff’s comment, the September 30, 2008 financial statements have been restated to recognize the maximum obligation/expense of $1,597,000 payable under the registration payment arrangement.  Please see page 1 of the amended Quarterly Report on Form 10-Q for the period ended September 30, 2008.

Common Stock Purchase Warrants, page F-14

30.
Please disclose the settlement terms of warrants issued in connection with the 2008 unit offering.  In addition, tell us why the warrants are properly classified as equity instruments in light of the guidance in SFAS 150 and SFAS 133.

RESPONSE:  In response to the staff’s comment, the Company has revisited the treatment of warrants issued (both Class A and Class B) in connection with the 2008 Unit Offering.  Paragraph 2.1 (b) of the warrant(s) provides, in part, …(i) on or after the required effective date and (ii) if and only if, on the exercise date there is a Non-Registration Event as disclosed in Section 11 of the agreement”… “…if the notice of exercise form elects a “cashless exercise” , the holder shall thereby be entitled to receive a number of common stock equal to …” (no cash or not cash settlement provision).  SFAS 150, paragraph 10, provides “…A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable-and, therefore, becomes a liability-if that event occurs, the condition is resolved, or the event becomes certain to occur…”

In the Company’s analysis, the “event” within the meeting of the guidance, i.e. the cashless notice of exercise following the Non-Registration Event (triggered in October 2008), is not “certain to occur” and, as of the current date, has not yet occurred.  Accordingly, the Company believes the warrants currently fail to meet the criteria of a mandatorily redeemable financial instrument.  However, the Company recognizes that this classification could change based upon actions by the investors making such redemption request certain to occur.

Further, as such investor also purchased common share as part of their investment, their investment was not solely or predominantly based on variations inversely related to changes in fair value as provided in the scope and requirements discussion of SFAS 150, i.e. the interests of the holders of those investments are not diametrically opposed to those of holders of the issuer’s equity shares as described in paragraph B44.

Reviewing the provisions of SFAS 133, the Company respectfully believes its warrants are not subject to the provisions of the guidance.  Paragraph 6 of SFAS 133 details the three criteria which must be met to fall within the guidance.  Paragraph 6 (c) provides “… its terms require or permit net settlement, it can readily be settled by means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement”.  Reviewing the meaning and intent of “net settlement”, paragraph 9 (b) states “…One of the parties is required to deliver an asset of the type described in paragraph 9(a), but there is a market mechanism that facilitates net settlements.  For example, an exchange that affects a ready opportunities to sell the contract or to enter into an offsetting contract.” Notwithstanding that the warrants themselves are not tradable, the sheer volume of the number of warrants involved, in excess of 31 million, represents essentially the entire float for the Company- this would seem to clearly fail the “ready opportunity to sell” criteria of paragraph 6 (b).  For essentially the same reason, the “readily convertible to cash” test provided in paragraph 6 (c) would not be met as clearly (footnote 5) the volumes involved would fail “…(ii) quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price...”

In addition, paragraph 2.1 (d) of the warrant(s) requires delivery of the warrant share certificates “… within three (3) Trading Days…” of the exercise date.  Accordingly, as net settlement is not feasible, the warrants are not subject to the requirement of SFAS 133 under the “Regular way” securities trade exclusion.

Again, while the Company believes the warrants currently do not require recognition as a liability, it is aware that a change in circumstances or actions by the investors may require a reclassification in the future.

31.	The number of warrants outstanding at December 31, 2007 differs from the number of warrants disclosed in Note 15 on page F-31. Please revise or advise.

RESPONSE:  The typographical error has been corrected.  Please see page 17 of the amended Quarterly Report on Form 10-Q for the period ended September 30, 2008.

Audited Financial Statements

Consolidated Statements of Stockholders’ Deficit, page F-19

32.
Please provide us with a summary of the number, type and voting rights of securities of Shandong Jiajia (“operating company”) and China Logistics Group (“shell company”) outstanding before and after the acquisition and recapitalization transaction.  The analysis should show the number, type and voting rights of securities held by the shareholders of both the legal and accounting acquirers before and after the transaction.  Please separately set forth the ownership of the consultants receiving securities in the transaction from those of other shareholders for both entities.

RESPONSE:  In response to the Staff’s comment. a summary of the information requested in two separate schedules enclosed as Attachments 32.1 and 32.2.

33.
Please tell us why the “stock issued for acquisition” and “recapitalization for reverse merger” line items are separately presented.  Please also confirm to us that the sum of these line items represents your net liabilities on the date of the acquisition of the 51% interest in Shandong Jiajia.  In addition, tell us the basis in GAAP for charging the net liability to additional paid-in capital rather than to retained earnings (deficit).

RESPONSE:  The lines “stock issued for acquisition” and “recapitalization for reverse merger” were shown separately as it was initially thought this would assist the financial statement user to better understand the transaction.  However, the Company acknowledges that certain users may find separate lines confusing as well.  Accordingly, these lines have now been combined.  Please see page F-20 of Amendment No. 2.

The opening balance of stockholder’ deficit reflects the deficit of the accounting acquirer (Shandong Jiajia, which had no common shares outstanding) restated such that their equity/deficit equaled the par value of that of the legal acquirer China Logistics (then MediaReady) as of the transaction date, plus equity issued to Shandong Jiajia in the transaction.

As the legal acquirer, China Logistics (then MediaReady) was a shell company within the meaning of SFAS 141, no intangible assets were recognized in the transaction; yet, given the significant excess of related costs over the 51% of the net equity/deficit of Shandong Jiajia, a significant charge was required to equity/deficit to record the transaction.

Capital stock is presented as the historical capital stock account of the accounting acquirer, carried forward adjusted for the number of preferred shares issued in the business combination.  In order to facilitate meaningful comparative EPS calculations, the historical common stock of the legal acquirer (the Company) was carried forward as the legal acquirer is the surviving legal entity.  Please see the response to comment 34 below for a further discussion of the Company’s treatment of historical common stock.  Retained earnings/accumulated deficit was carried forward as the accumulated deficit of the accounting acquirer (Shandong Jiajia) after the acquisition.  Accordingly, the Company determined the most appropriate treatment for the net liability of the transaction was to carry forward the historical additional paid-in capital account of the accounting acquirer immediately prior to the acquisition and decrease this line of equity to absorb the charge and reflect the reduction in fair value to the surviving entity.

34.
We note that stockholders’ equity at December 31, 2005 includes 2,750,291 shares of common stock with a par value of $2,750.  It does not appear that you issued common shares to the stockholders of Shandong Jiajia in connection with the merger.  Please tell us who holds these shares and why they are reflected as outstanding at December 31, 2005.

RESPONSE:  The 2,750,291 shares reflect the adjusted equity of the accounting acquirer.  As the staff is aware, for periods prior to the business combination, shareholder’s equity of the combined enterprise is presented based in the historical equity of the accounting acquirer (Shandong Jiajia) prior to the merger retroactively restated to reflect the number of shares received in the business combination.

The Company’s situation is somewhat unusual in that the accounting acquirer (Shandong Jiajia) is, and was at the time of the transaction, a Chinese company with no common shares outstanding.  Furthermore, as the staff correctly points out, no common shares were issued to Shandong Jiajia in connection with the merger transaction. Accordingly, strict interpretation of the guidance would result in no common share outstanding at December 31, 2005 which would make inter-period comparisons difficult at best and compliance with earnings per share guidance as required under SFAS 128, impossible.  The Company does not believe that this was the intent of SFAS 141 and related guidance.

As a result of this fact pattern, the Company looked again to the related guidance and noted that in a reverse acquisition transaction, the historical capital stock account of the accounting acquirer (Shandong Jiajia) immediately prior to the reverse acquisition is carried forward.  However, the balance is adjusted to reflect the par value of the outstanding stock of the legal acquirer (China Logistics); including the number of stocks issued in the business combination as the legal acquirer is the surviving legal entity. Any necessary, corresponding offset is added to the additional paid-in capital account.

Applying this guidance, the Company adjusted the $0 balance in capital stock of Shandong Jiajia at December 31, 2005 to reflect the par value (post reverse split) of the outstanding stock of the legal acquirer (China Logistics). The Company believes this meets with the intent of the guidance allowing for a useful and cohesive equity roll-forward and meaningful earnings per share calculation and related disclosures.

Consolidated Statements of Cash Flows, page F-20

35.
Please tell us your basis in GAAP for classifying amounts due to/from related party as operating cash flows as opposed to classifying such cash disbursements and collections of loans to related party as investing cash flows and proceeds and repayments of loans from related party as financing cash flows.  Refer to the classification guidance in SFAS 95.

RESPONSE:  Pursuant to the relevant guidance including SFAS 95, paragraphs 14 through 23, advances/loans to related parties have been reclassified on the statement of cash flows as an investing activity under the provisions of SFAS 95, paragraph 17(a).  Please see page F-21 of Amendment No. 2.

Note 1 - Organization, page F-21

36.
Please include a discussion of the acquisition of Shandong Jiajia similar to the disclosure on pages 30 - 31 and describe why the acquisition is accounted for as a capital transaction.  Also disclose that the capital structure of the consolidated entity is different from that in the historical financial statements of Shandong Jiajia in earlier periods due to reverse merger accounting and recapitalization.  Please include similar disclosure in the overview section of management’s discussion and analysis or plan or operations on page 18.  Further, as previously requested in comment 63 in our letter dated July 18, 2008 please tell us:

•
Why finders and consultants received such a significant ownership interest in the combined entity and whether consultant fees include services that are not directly related to the acquisition/recapitalization transaction;

•	Why finders and consultant’s fees were structured such that you issued non-voting preferred shares immediately convertible into voting common stock;
•	Whether the finders and consultant fees were contingent on the successful completion of the transaction; and
•
How the finders and consultant fees are accounted for in the pre-merger financial statements and/or in the post-merger financial statements of the combined entity, and the basis in GAAP for your accounting treatment.

RESPONSE:  In response to staff’s comment, the discussion of the acquisition of Shandong Jiajia similar to that contained in history of the Company has been added to Note 1-Organization.  Please see page F-22 of Amendment No. 2.  Further, the following disclosure has been added to the third paragraph on page F-23 of Amendment No. 2:

“…Accordingly, the historical cost basis of the assets and liabilities of Shandong Jiajia have been carried forward and the historical information presented, including the Statements of Operation, Statement of Stockholders’ Equity (deficit) and Statements of Cash Flows are those of Shandong Jiajia.”

As the Company, prior to the transaction, was deemed a public shell company, the merger of an operating private company into a public shell company is considered, and accounted for, as a capital transaction rather than a business combination.  The accounting for the transaction is the same as a reverse acquisition except that goodwill and other intangibles are not recognized.  The historical capital accounts of Shandong Jiajia have been carried forward however, the balances in capital stock has been adjusted to reflect the par value of the outstanding stock of the Company including shares issued in the transaction.  Corresponding offsets were added to paid-in-capital as discussed in response to comment 33 above.

In addition, please be advised that:

•
As described in the registration statement, MediaReady had been unsuccessful in its efforts to fully implement its business model to a stage where it was generating cash flow from operations sufficient to fund its expenses.  MediaReady first engaged China Direct Investments, Inc. in May 2007 (agreement filed as Exhibit 10.3 to the S-1) to be an adviser in a variety of areas, including identifying potential merger candidates.  The stock fee paid to China Direct Investments, Inc. under this agreement pre-dated the Shandong Jiajia transaction.  Subsequent, and based upon the services provided under that agreement, following the agreement’s expiration MediaReady engaged Capital One Resource Co, Ltd., an affiliate of China Direct Investments, Inc. which specializes in providing services related to entities in China, to help identify a merger candidate in the PRC (agreement filed as Exhibit 10.4 to the S-1).  The stock fee paid initially under this agreement also pre-dated the Shandong Jiajia transaction.  This engagement, however, led to the identification and acquisition of Shandong Jiajia.  The amount of the finders' and consultant fees paid in connection with Shandong Jiajia (an aggregate of 725,000 shares of Series B Convertible Preferred Stock issued to Mr. Weidong Wang, Dragon Venture (Shanghai) Capital Venture, Ltd. and Capital One Resource Co., Ltd.) were determined by the parties based upon arms-length negotiations.  On the closing date of the Shandong Jiajia acquisition, the Company entered into the consulting agreement with China Direct Industries, Inc. (agreement filed as Exhibit 10.7 to the S-1) to provide services to it to facilitate the closing and post-closing activities as described in the registration statement. The Company agreed to issue China Direct Industries, Inc. 450,000 shares of Series B Convertible Preferred Stock as compensation, an amount also agreed upon based on arms-length negotiations.  Accordingly, the aggregate of 1,295,000 shares of Series B Convertible Preferred Stock were issued as consideration for services directly related to the acquisition/recapitalization transaction.  As described below, the capitalization was such there was not sufficient authorized stock available to use common stock as consideration; instead the parties agreed to utilize various series of preferred stock as consideration.  The principals of Shandong Jiajia agreed in principle to compensate finders and consultants with ownership interest only in the event a transaction was closed.  In this pro forma capital structure it was agreed that finders and consultants would hold an approximate 30% interest in the entity following the merger transaction following a potential stock offering to secure investment capital.

•
Discussions related to the Shandong Jiajia transaction commenced amongst the principals of Shandong Jiajia and the former management of the Company in September 2007.  Principals of Shandong Jiajia desired the transaction close on or before December 31, 2007.  At September 30, 2007, the Company’s authorized capital included 200,000,000 shares of common stock of which 191,061,626 shares were issued and outstanding, and 1,000,000 shares of blank check preferred stock, of which no shares were issued and outstanding.  Furthermore in December 2007 the number of shares of outstanding common stock had increased to approximately 197 million.  As there was not sufficient authorized to issue shares of common stock available to be utilized as consideration for the transaction, the parties agreed to use various series of preferred stock as consideration.  The Series A Convertible Preferred Stock was created as a means to provide the principals of Shandong Jiajia with voting control of the combined entities.  The Series B Convertible Preferred Stock was created as a means to provide eventual ownership in the merged entity, but with no voting interest.  The conversion rates of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock were determined based on the mutual understanding that finders and consultants would retain a 30% ownership in the combined entity, assuming the potential issuance of common stock in a future, planned stock offering following the transaction; however, at the time of the closing of the transaction with Shandong Jiajia there was no firm agreement or understanding related to such potential future financing.  While the Series B Convertible Preferred Stock was convertible at any time at the option of the holders, the finders and consultants agreed orally not to convert unless prompted by the Company.

•
The compensation paid to the finders and consultants was negotiated contemporaneously with the Shandong Jiajia transaction and none of these fees would have been paid if the transaction did not close; and

•
As described in Note 2, Restatement of Financial Statements and Basis of Presentation on page F-25, the finders and consulting fees were initially incorrectly accounted for as consulting fees and were expensed.  This financial statements appearing in Amendment No. 2 correctly reclassified these costs identified as directly associated with the Shandong Jiajia transaction.

This allocation was based on guidance provided under SFAS141 paragraph 24 and paragraph 48 which provides in part:  “…Paragraph 24 states that the cost of an acquired entity includes the direct costs of the business combination.  Those direct costs include “out-of-pocket” or incremental costs directly related to a business combination such as a finder’s fee and fees paid to outside consultants…”  A review of the related documentation indicated that the finder’s fees and consulting fee were incremental to the transaction.

37.	Please tell us how you determined the percentage interest in Shandong Jiajia acquired on December 31, 2007.

RESPONSE:  The acquisition of 51% interest of Shandong Jiajia was set as the target percentage at the beginning and throughout the related arms-length negotiations.  The actual equities paid as consideration resulted from these negotiations.

38.
Please revise your disclosure in the fifth paragraph and elsewhere to state that all share and per share information contained in the reports gives retroactive effective, as opposed to pro forma effect, to the 1 for 40 reverse stock split of your common stock on March 11, 2008.  In addition, we note several instances throughout the footnotes and elsewhere in the filing where you have not given retroactive effective to the reverse stock split.  Please revise your disclosure throughout the filing as appropriate.

RESPONSE:  Amendment No. 2 has been revised to consistently refer to the “retroactive effect” as opposed to “pro forma effect” of the 1 for 40 reverse stock split, further, all share reference in footnotes and other disclosures will give retroactive effect to the 1 for 40 reverse stock split.  Please see pages F-25 and F-26.

Note 2 - Restatement of Financial Statements, page F-21

39.
Please disclosure the effect of the correction of the accounting errors on each financial statement line item, including per-share amounts.  Refer to paragraph 26.b of SFAS 154.  Also revise your disclosure to the extent necessary for an understanding of the effects of the correction of the accounting errors on particular line items.

RESPONSE:  The Company has expanded its disclosures in Note 2-Restatement of Financial Statements to include additional adjustments included in the restated filings as well as disclosures required under SFAS 154 paragraph 26.6 including per share amounts.  Please see pages F-25 and F-26.

Note 4 - Summary of Significant Accounting Policies, page F-23

Revenue Recognition, page F-23

40.	Please also disclose when you recognize direct shipping costs incurred in providing your freight forwarding services. Refer to EITF 91-9.

RESPONSE: Note 4 – Summary of Significant Accounting Policies has been revised to disclose the requested information; please see page F-29 of Amendment No. 2.  Essentially, the costs, which are isolated by billings as the Company does not own the containers, ships, etc., are readily matched to the related billings.  The Company believes that approach would be consistent with method (3) of EITF 91-9.

41.
Reference if made to your disclosure in the last paragraph on page 27, which states that when agents purchase shipping spaces the profits from the orders are evenly shared.  Please disclose your revenue and expense recognition policies for these arrangements.

RESPONSE:  This language has been removed from Amendment No. 2.  Please see page 28.

Stock-Based Compensation, page F-24

42.
It does not appear that your accounting policy to measure compensation cost on the date of grant of stock options as the excess of the current market price of the underlying common stock over the exercise price complies with SFAS 123(R).  Please revise or advise.

RESPONSE:  The Company has revised the disclosure regarding its accounting policy to measure compensation costs.  Please see page F-29 of Amendment No. 2.

Earnings (Losses) Per Share, page F-24

43.
Please show us how you computed the weighted average number of common shares outstanding used in computing basic and diluted earnings (loss) per share for each year presented.  Include your computations in applying the treasury stock and if-converted methods.  In addition, disclose issuable securities that could potentially dilute basic earnings (loss) per share in the future that were not included in the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for each period presented.  Refer to paragraph 40.c of SFAS 128.

RESPONSE:  As requested, the Company has included its earnings per share calculation worksheets enclosed as Attachments 28.1 through 28.7.  In addition, the following statement has been added to the restated earnings per share disclosure; please see page F-30 of Amendment No. 2:

Potentially issuable shares at December 31, 2008 and 2007 which were anti-dilutive and not included in diluted earnings per share included:
	Year ended
	December 31,
	2008	2007
		Restated
Options	2,000,000	-
Warrants	117,500	117,500
Class A and B Warrants	31,558,500	-
Series B Convertible Preferred Stock	4,500,000	-
	38,176,000	117,500

Note 5 - Accounts Receivable, page F-25

44.
Please provide us with an analysis of the allowance for doubtful accounts for each year presented showing the beginning balance, provisions/credits charged/credited to income, recoveries and ending balance.

RESPONSE:  As included in the response to comment 22 above, and, as requested by the staff, an analysis of the allowance for doubtful accounts is included below:

Balance at 12/31/2005	$1,003,408
Add: Bad Debt Provision	259,494
Balance at 12/31/2006	1,262,902

Add : Bad Debt Provision	57,067
Less: Write-off of A/R	(525,254)
Balance at 12/31/2007	794,715

Less: Recoveries of Bad Debt	(330,440)
Balance at 12/31/2008	464,275

Add : Bad Debt Provision	1,244
Balance at 3/31/2008	$465,519

Note 6 - Convertible Note Payable - David Aubel, Related Party, page F-25

45.
We reviewed your response to comment 50 in our letter dated July 18, 2008 and the revisions to your disclosure.  Please tell us the accounting entries, including dollar amounts, you recorded to recognize the receivable from Mr. Aubel and the subsequent impairment loss.  Also tell us why you believe your accounting complies with GAAP citing relevant accounting literature.  In addition, tell us why you believe that the use of a December 3, 2005 commitment date to determine the intrinsic value of conversion options related to cash advances after that date complies with the guidance of Issue 4 of EITF 00-27.

RESPONSE:  The requested accounting entries, including dollar amounts, are attached as Attachments 45.1 and 45.2 hereto.

During the relevant period, at least since 2001, Mr. Aubel has been advancing funds to the Company to fund operations.  During this period, a series of notes and amendments were executed including:

•	Security Agreement dated May 23, 2001 referencing an “initial advance” of $172,821 and a demand promissory note also dated May 23, 2001 (unable to locate the related note),
•	Promissory Note dated January 1, 2003 in the amount of $561,517. Note secured by all tangible assets.
•	Agreement dated December 3, 2005. Agreement references “Whereas Aubel has the right to convert stock against the outstanding debt at one ($.01) per share”.
•
How the finders and consultant fees are accounted for in the pre-merger financial statements and/or in the post-merger financial statements of the combined entity, and the basis in GAAP for your accounting treatment.

• No balance specified
• No initial note referenced being modified by this Amendment.
• Unable to locate a note being modified (not filed as exhibit with SEC)
• Provides for physical settlement only – no discussion of net-settlement or net-share settlement.
•	Agreement dated May 15, 2006 modifying the December 3, 2005 Agreement
•	Amendment to Agreement dated May 15, 2006

The Company had filed a series of amendments to their filings “to record an initial fair value of an embedded conversion option within a note payable.”  It should be noted that the Company also recognized a derivative liability in connection with the same note payable series of transactions.

The Company had been reimbursing Mr. Aubel from time-to-time through the issuance of unregistered common shares valued sharply below the fair value (based on market price) at the time of issuance.

EITF 98-5, Paragraph 5.  The Task Force reached a consensus that embedded beneficial conversion features present in convertible securities should be valued separately at issuance.  The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital.  That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security in convertible, multiplied by the number of shares into which the security is convertible (intrinsic value).

EITF 98-5, Paragraph 6.  The Task Force observed that in certain circumstances, the intrinsic value of the beneficial conversion feature may be greater than the proceeds allocated to the convertible instrument.  In those situations, the Task Force reached a consensus that the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the convertible instrument.

EITF 00-27, Paragraph 5.  The Task Force reached a consensus that the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option.  As a result of this consensus, an issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.  Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

EITF 98-5, Paragraph 9.  For convertible debt securities, any recorded discount resulting from allocation of proceeds to the beneficial conversion feature should be recognized as interest expense over the minimum period from the date of issuance to the date at which the debt holder can realize that return (that is, through the date of earliest conversion using the effective yield method).

The notes(s) payable to Mr. Aubel do provide for a convertible debt security with a non-detachable conversion feature that is in-the-money at the commitment date.  Accordingly, guidance issued under EITF 98-5, as modified including EITF 00-27, would be applicable and an embedded conversion feature should be recognized on each commitment date.  Further, as there is no stated redemption date (due on demand) and the notes and immediately convertible into common shares, at the option of investor, the resulting discount/expense will be recognized immediately upon the commitment date.

Regarding the selection of December 3, 2005 as the commitment data, the Company looked primarily to Issues 4 and 5 of EITF 00-27.

Issue 4- When a commitment date should occur for purposes of determining the fair value of the issuer’s common stock to be used to measure the intrinsic value of an embedded conversion option.

16.  The Task Force reached a consensus that the commitment date definition in Issue 98-5 should be replaced with a definition that is consistent with the firm commitment definition in SFAS No.133 and in SFAS No. 133 Implementation Issue F3 and, therefore, requires the agreement to be binding on both parties.  The definition of a commitment date for purposes of Issue 98-5 is as follows:

An agreement with an unrelated party, binding on both parties and usually legally enforceable, with the following characteristics:
a.
The agreement specifies all significant terms, including the quantity to be exchanged, the fixed price, and the timing if the transaction.  The fixed price may be expressed as a specified amount of an entity’s functional currency or of a foreign currency.  It may also be expressed as a specified interest rate or specified effective yield.

b.
The agreement includes a disincentive for nonperformance that is sufficiently large to make performance probable.  In the legal jurisdiction that governs the agreement, the existence of statutory rights to pursue remedies for default equivalent to the damages suffered by the nondefaulting party, in and of itself, represents a sufficiently large disincentive for nonperformance to make performance probable for purposes of applying the definition of a firm commitment.

c.
The Task Force observed that if an agreement includes subjective provisions that permit either party to rescind its commitment to consummate the transaction (for example, a provision that allows an investor to rescind its commitment to purchase a convertible instrument in the event of a material adverse change in the issuer’s operations or financial condition or a provision that makes the commitment subject to customary due diligence or shareholder approval), a commitment date should not occur until the provisions expire or the convertible instrument is issued, whichever is earlier.

Issue 5- Whether the commitment date, as defined in Issue 4, should also be the date on which the assumptions, including the fair value of the issuer’s stock, should be determined in order to allocate the proceeds pursuant in Opinion 14 on a relative fair value basis to the separate instruments in a financing transaction that includes a convertible instrument with an embedded beneficial conversion option.
18.
The Task Force reached a consensus that the measurement dates should be the same under both Opinion 14 and Issue 98-5 to ensure the use of measurement attributes as of the same point in time for purposes of allocating the proceeds from a transaction to the separable components and then measuring the intrinsic value of the conversion option.  Accordingly, the commitment date defined in Issue 4 also must be used to determine the relative fair values of all instruments issued together with a convertible instrument when allocating the proceeds to the separate instruments pursuant to Opinion 14.

For the purposes of this evaluation, the initial commitment date appears to be December 3, 2005, the date of the “Agreement” first filed as exhibit 10.14 to Form 10-KSB for the year ended December 31, 2004.  (No contractual link or references to prior arguments which appear to have been paid-off well before the December 3, 2005 agreement).  This agreement was subsequently modified with each modification appearing significant enough to represent a new agreement.  Further, new funds were being continuously added with each new addition requiring re-measuring the intrinsic value of the conversion option using the then current common stock market price.

46.
Please tell us the amount of advances due from Mr. Aubel at December 31, 2004 or otherwise explain to us why the amounts of note reduction in the second table on page F-26 exceeded the amount of funds advanced as disclosed in the first table.

RESPONSE:  As part of the Company’s internal review following the Commission’s complaint filed September 24, 2008, the Company reviewed documentation related to transactions with Mr. Aubel including the analysis enclosed as Attachments 45.1 and 45.2 hereto.  This review indicated Mr. Aubel was owed $2,212,996 at December 31, 2004.

Note 8 - Stock Options, page F-26

47.	Please explain to us how you booked the fair value of the stock options issued given that the option was issued as partial consideration for the acquisition of the 51% interest in Shandong Jiajia.

RESPONSE:  The fair value of the 2,000,000 options, exercisable at $0.30 per share (post reverse split), $480,000, was treated as direct consideration to the owners of Shandong Jiajia in the acquisition transaction.  These options were issued pursuant to  the January 28, 2008 amendment to the December 31, 2007 acquisition agreement (Exhibit 10.8 to the S-1).  The fair value was ultimately charged to equity as MediaReady was considered a shell company at the date of the acquisition with no intangible being recognized.  Please see the response to comment 33 for further discussion regarding such charge to equity.

Note 11 - Reverse Acquisition, page F-27

48.
It does not appear that the table of cost associated with the transaction reflects the substance of the acquisition/recapitalization transaction or that a summary of other costs is relevant in light of the fact that the transaction was recorded at the historical cost basis of the assets and liabilities acquired.  Please clarify your disclosure in light of your accounting treatment or otherwise.

RESPONSE:  The Company initially included the table to provide the reader with an overview of the transaction.  As the information is available elsewhere in the filings and could be confusing to the reader, the chart has been removed from the amended filings.

Note 12 - Stockholders’ Equity, page F-28

49.	Please show us how to reconcile the disclosure in the eighth paragraph on page F-29 regarding the issuance of 200,000 shares in connection with the acquisition to your disclosure in Note 11.

RESPONSE:  The 250,000 shares of the Company’s common stock valued at $380,000 were issued as compensation for consulting services rendered to the Company under the provision of an agreement dated September 5, 2007 between the Company and Capital One Resources Co. Ltd. as disclosed in Note 11; please see page F-38 of Amendment No. 2.  Under the terms of this agreement, an additional 200,000 shares were issuable to Capital One Resources Co., Ltd. upon the signing of a definition acquisition agreement which subsequently did occur in connection with the Shandong Jiajia transaction; this agreement is included as Exhibit 10.4 to the registration statement.  The fair value of this additional component was $168,000.  These two components, which total 450,000 shares of common stock for a total fair value of $548,000, are referred to in the identified disclosure on page F-27 of Amendment No. 1.  However, the agreement was subsequently orally modified such that the additional 200,000 shares of common stock were not issued and instead Capital One Resources Co., Ltd. was issued 450,000 shares of Series B Convertible Preferred Stock as compensation for the Shandong Jiajia transaction for the reasons discussed in the Company’s response to comment 36.  The 200,000 shares of common stock will not be issued in the future.  The related disclosures have been modified in the amended Annual Report on Form 10-K (amendment number 3) for the year ended December 31, 2007 on page F-17 as well as in Amendment No. 2 on page F-35.

Note 15 - Common Stock Warrants, page F-31

50.	Please tell us how you are accounting for the warrants and the basis in GAAP for your accounting treatment. In addition, disclose the settlement terms of the warrants.

RESPONSE:  On June 1, 2006, the Company issued 110,000 (post 1:40 reverse stock split) common stock purchase warrants to Trilogy Capital Partners, Inc.  These warrants had a fair value of the date of grand of $396,000 using the Black Scholes model.  A copy of the warrant was filed as an exhibit to the Company’s current report on Form 8-K on June 2, 2006.  Following the agreement, the Company unsuccessfully attempted to cancel its obligation with the warrant holder.  As the warrant contained no vesting or forfeiture provisions as provided in EIFT 96-18, the Company determined the measurement date of the transaction was triggered and, absent a sufficiently large disincentive for non-performance, they entire fair value was expensed in the fourth quarter of 2006.  These warrants expired May 31, 2009.

The additional 7,500 warrants were issued pursuant to an employment agreement with the Company’s Chief Technology Officer at 2,500 warrants per year for the three year period, with a fair value recognize under the Black Scholes model on the date of issuance of $69,000, $52,000 and $10,000, respectively.  The fair value of these warrants carried an exercise price equal to the market price on the date of each issuance, carried no further vesting or forfeiture rights once issued and were exercisable for five years from the date of grant.

Item 15. Recent Sales of Unregistered Securities, page II-1

51.	Please tell us how to reconcile the following transactions to the disclosure in notes 11 and 12 of the annual financial statements:

•	62,500 shares of common stock issued in May 2007 as disclosed in the fifth paragraph on page II-3;
•	250,000 shares of common stock issued in September 2007 as disclosed in the second paragraph on page II-4; and
•	837,500 shares of Series B convertible preferred stock issued on December 31, 2007 as disclosed in the fifth paragraph on page II-4.

Also, please tell us why you have excluded the issuance of stock options in this item.

RESPONSE:  In response to staff’s comment, a combined disclosure covering the issuance of the 62,500 shares to China Direct Investments, Inc. and the 250,000 shares to Capital One Resources Co., Ltd. has been modified/”broken out” in Amendment No. 2 and additional disclosure has been added to Note 12.  Please see page F-38.  In addition, the typographical error regarding the number of shares of Series B convertible preferred stock issued to consultants and finders has been corrected and additional disclosure regarding the options issued to Mr. Chen has been added to Amendment No. 2.  Please see page II-4.

Undertakings, page II-7

52.	Please re-number your undertakings so that they are numbered consecutively. Undertaking number five currently follows number three.

RESPONSE:  Amendment No. 2 has been revised to consecutively number the undertakings.  Please see page II-7.

Signatures, page II-8

53.	Please correct the company’s name on the signature block.

RESPONSE:  As requested, the Company’s name has been corrected on the signature block.  Please see page II-8 of Amendment No. 2.

Exhibit 23.1 - Independent Registered Accounting Firm Consent

54.	We note that the consent does not refer to the dual-dated report included in the filing. Please have your independent registered public accounting firm refer to the report included in the filing.

RESPONSE: The consent attached to Amendment No. 2 has been revised to include reference to the dual dated report included in the filing.   Please see Exhibit 23.1.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

55.
We note that paragraph one of the certification required by Exchange Act Rule 13a-14(a) identifies your Form 10-K/A as a “quarterly” report.  In future filing, revise your certification to remove the word “quarterly.”  Also, remove the word “quarterly” from the certifications in your future filings on Form 10-Q.

RESPONSE:  The certifications included with the Company’s amended filings were revised to exclude the wording “quarterly”.

Form 10-K/A for Fiscal Year Ended December 31, 2007 Filed December 24, 2008, Form 10-Q for Fiscal Quarter Ended September 30, 2008 Filed December 22, 2008 and Form 10-Q/A for Fiscal Quarter Ended March 31, 2008 and Fiscal Quarter Ended June 30, 2008 Filed January 12, 2009

56.
Please address the above comments as applicable.  In addition, in future filings, please revise management’s discussion and analysis of financial condition and results of operations to include the type of disclosures included in the registration statement.  Refer to Item 303 of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 available on our web site.

RESPONSE:  Where applicable, the above comments have been addressed by the Company in the specified filings.  As set forth earlier in this letter, the Company will include keyed, marked copies of these filings in the courtesy copies being provided to the staff.  The Company acknowledges that it will include the type of disclosures included in the MD&A in the S-1 in its future filings.

Form 8-K/A Filed January 20, 2009

57.
Amendments filed pursuant to Exchange Act Rule 12b-15 must set forth the complete text of each item amended.  Please revise to include the complete text of Item 9.01.  In doing so, revise the pro forma financial statements to reflect the correction to your accounting for the acquisition and recapitalization transaction.  In addition, please revise to provide the information that would have been required by an initial registration statement on Form 10.  See Item 2.01(f) of Form 8-K.

RESPONSE:  Under separate cover the Company will file an amendment to the Form 8-K/A which will include the complete text of Item 9.01, including the historical financial statements of Shandong Jiajia included in the Form 8-K/A filed on March 18, 2008, and the corrected auditors’ report included in the Form 8-K/A filed on January 20, 2009.  We call the staff’s attention to the disclosure regarding the business of Shandong Jiajia which appeared in the Form 8-K filed on January 7, 2008.  While the information is not as expansive as that which is required by Item 2.01(f) of Form 8-K because at the time of the filing the Company did not consider itself a shell company, the information goes beyond that which is customarily included in an 8-K reporting an acquisition.  In addition, the requested disclosure appeared in the Form 10-K for the year ended December 31, 2007 as initially filed a short time thereafter, as well as the Form 10-K for the year ended December 31, 2008.  In addition to the Company’s belief that Form 10 information has been conveyed through the several periodic reports and other filings since the time of the initial report, we believe that investors might be confused at this stage by an 8-K/A filing which conceivably would not be reflective of future staff comments and partially redundant with other reports and filings which seemingly would be a more appropriate information resource.  We respectfully request that the staff reconsider this request.

We trust the foregoing responds to the staff's comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Wei Chen
Sherb & Co., LLP

ATTACHMENT 2.11

Holder	Date of transaction	Number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction	Number of shares of the class of securities subject to the transaction that were outstanding on a fully diluted basis prior to the transaction
Number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling security holders, affiliates of the company, or affiliates of the selling security holders

Number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling security holders, affiliates of the company, or affiliates of the selling security holders on a fully diluted basis
						Number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction
% total of issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction

% total of issued and outstanding securities that were issued or issuable in the transaction on a fully diluted basis (assuming full issuance) with the percentage calculated by taking the number of all issued and outstanding shares prior to the applicable transaction, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction
									Market price per share of the class of securities subject to the transaction immediately prior to the transaction	Current market price per share of the class of securities subject to the transaction (as of June 23, 2009, based upon closing bid price as reported on the OTCBB)
China Direct Investments, Inc.	5/22/07	3,332,791	3,450,291 [2]	3,281,455 [3]	3,398,955 [2]	62,500 shares of common stock	1.9%	1.84%	$2.688	$0.06
Capital One Resource Co, Ltd.	9/5/07	4,324,041	4,441,541 [2]	4,296,455 [4]	4,351,455 [2]	250,000 shares of common stock	5.9%	5.75%	$1.52	$0.06
China Direct Industries, Inc.	12/31/07	0	0	0	0	450,000 shares of Series B preferred stock	34.7%	19.94%	The Series B preferred stock had no market; the market price of the underlying common stock was $0.84	The Series B preferred stock has no market; the market price of the underlying common stock is $0.06
Capital One Resource Co, Ltd.	12/31/07	0	0	0	0	450,000 shares of Series B preferred stock	34.7%	19.94%	The Series B preferred stock had no market; the market price of the underlying common stock was $0.84	The Series B preferred stock has no market; the market price of the underlying common stock is $0.06
1           All share information gives effect to the 1:40 reverse stock split.
2           Includes 117,500 shares of common stock underlying outstanding warrants.
3           Excludes an aggregate of 51,336 shares of common stock held by affiliates of the Company.  No shares were held by the selling security holders or affiliates of the selling security holders.
4           Excludes an aggregate of 27,586 shares of common stock held by affiliates of the Company and 62,500 shares of common stock held by China Direct Investments, Inc.

ATTACHMENT 28.1

China Logistics Group, Inc.
Earnings Per Share
March 31, 2009

	Year to Date	Year to Date
	March 31, 2009	March 31, 2008
Basic EPS Computation

Numerator

Net loss	$(267,246)	$100,126

Less:
Preferred stock dividends:
Cumulative preferred stock dividends (3)

Income available to common stockholders	$(267,246)	$100,126

Denominator

Weighted average shares outstanding (1)	34,508,230	6,175,726

Less:
Unvested share based awards issued (2)

Weighted average shares	34,508,230	6,175,726

Basic Earnings Per Share	$(0.01)	$0.02

Legend:
(1) Weighted average shares calculation - see separate worksheet
Note: All shares reflected post 1:40 reverse stock split - effective March 11, 2008
(2) None
(3) Cumulative dividend on unconverted preferred stock - NONE - Both Series A and B preferred shares are not cumulative and no dividends declared.

China Logistics Group, Inc.
Diluted Earnings Per Share
March 31, 2009

	Year to Date	Year to Date
	March 31, 2009	March 31, 2008
Diluted EPS Computation

Numerator

Income available to common stockholders	$(267,246)	$100,126

Plus: Income impact of assumed conversions
Cum preferred stock dividends-unconverted (3)
Cum preferred stock dividends-prior to conv (3)

Income available to common stockholders
+ assumed conversions	$(267,246)	$100,126

Denominator

Weighted average shares outstanding (1)	34,508,230	6,175,726

Plus: Incremental shares from assumed conversions
Unvested stock awards (2)
Stock options (3)		1,250,000
Stock warrants (3)		0
Series A and B preferred stock-unconverted		4,500,000
Series A & B preferred stock-prior to conv		10,463,333

Weighted average shares	34,508,230	22,389,059

Diluted Earnings Per Share	$(0.01)	$0.00

ATTACHMENT 28.2

China Logistics Group, Inc.
Earnings (Loss) Per Share
March 31, 2009

				Remaining		Aggregate
	Date		Exercise	Term	Market	Intrinsic
Number	Issued	Expire	Price	(Years)	3/31/2008	Value
Options:
2,000,000	12/31/07	12/30/10	$0.3000	1.75	$0.08	$(440,000)

Warrants:
						Proceeds
2,500	04/02/04	04/02/09	52.0000		0.08	130,000
2,500	04/02/05	04/02/10	52.0000		0.08	130,000
110,000	05/15/06	05/15/09	6.8000		0.08	748,000
2,500	04/02/06	04/02/11	52.0000		0.08	130,000
117,500						1,138,000
(A)						(B)

Average exercise price = (B)/(A)						$9.69

April 2008 Offering:

16,445,500	04/24/08	04/23/13	0.3500		0.08	5,755,925	Class A
15,113,000	04/24/08	04/23/13	0.5000		0.08	7,556,500	Class B
31,558,500						13,312,425
(C )						(D)

Average exercise price = (D)/(C)						0.42

Overall average exercise price = ((B)+(D))/((A)+(C ))						$0.46

ATTACHMENT 28.3

China Logistics Group, Inc.
Earnings (Loss) Per Share
March 31, 2009 and 2008
					2009
Diluted Earnings Per Share:
						Average
Denominator			Date	Exercise	Assumed	Market	Shares	Incremental	Issuance Proration
		Number	Issued	Price	Proceeds	Value	Repurch	Shares	3/31/09	3/31/08

Options issued 12/31/07
		2,000,000	12/31/07	0.3000	600,000	0.8000	750,000	1,250,000	*	(See Below)
Warrants
	(A)	2,500	04/02/04	52.0000	130,000	0.8000	162,500	*		*
	(A)	2,500	02/02/05	52.0000	130,000	0.8000	162,500	*		*
	(A)	110,000	05/15/06	6.8000	748,000	0.8000	935,000	*		*
	(A)	2,500	04/02/06	52.0000	130,000	0.8000	162,500	*		*
		117,500			1,138,000		1,422,500	0	0	0
Less: Anti-dilutive shares		(117,500)			(1,138,000)		(1,422,500)
		0			0		0	0	0	0
April 2008 Offering
Class A	(B)	16,445,500	04/24/08	0.35	5,755,925	0.8000	7,194,906	9,250,594	*	*
Class B	(B)	15,113,000	04/24/08	0.50	7,556,500	0.8000	9,445,625	5,667,375	*	*
		31,558,500			13,312,425		16,640,531	14,917,969	0	0

Total Warrants									0	0

Preferred Stock
Series A	(C)	0	12/31/07	Conv	0	0.8000	0	0	*
Series B		4,500,000	12/31/07	Conv	0	0.8000	0	4,500,000	*
					0		0	4,500,000	0	0

Legend:
(A) Excluded as anti-dilutive ( * )
(B) Excluded as not issued until April 24, 2008
(C) Series A fully converted in March 2008

China Logistics Group, Inc.
Earnings Per Share
March 31, 2009 and 2008
					2008
Diluted Earnings Per Share:
						Average
Denominator			Date	Exercise	Assumed	Market	Shares	Incremental	Issuance Proration
		Number	Issued	Price	Proceeds	Value	Repurchase	Shares	3/31/09	3/31/08
Options issued 12/31/07
	(B)	2,000,000	12/31/07	0.3000	600,000	0.8000	750,000	1,250,000	(See Above)	1,250,000

Warrants
		2,500	04/02/04	52.0000	130,000	0.8000	*	*		*
		2,500	02/02/05	52.0000	130,000	0.8000	*	*		*
		110,000	05/15/06	6.8000	748,000	0.8000	*	*		*
		2,500	04/02/06	52.0000	130,000	0.8000	*	*		*
		117,500			1,138,000		0	0	0	0
Less: Anti-dilutive shares		(117,500)			(1,138,000)
		0			0		0	0	0	0

April 2008 Offering
Class A	(B)	16,445,500	04/24/08	0.35	5,755,925	0.8000	*	N/A	N/A	N/A
Class B	(B)	15,113,000	04/24/08	0.50	7,556,500	0.8000	*	N/A	N/A	N/A
		31,558,500			13,312,425		0	0	0	0
Total Warrants									0	0

Series B Unconverted		4,500,000	12/31/07	Conv	0	0.8000		4,500,000	4,500,000

Preferred Stock
Series A	(C)	2,500,000	12/31/07	Conv	0	0.8000	N/A	2,500,000	2,388,889	**
Series B		8,450,000	12/31/07	Conv	0	0.8000	N/A	8,450,000	8,074,444	**
					0		0	10,950,000	10,463,333	0

ATTACHMENT 28.4

China Logistics Group, Inc.
Earnings (Loss) Per Share
December 31, 2008 and 2007

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007
Basic EPS Computation

Numerator:

Net (loss)	$(2,086,618)	$275,630

Less:
Preferred stock dividends:
Cumulative preferred stock dividends (1)	***	***

Income available to common stockholders	$(2,086,618)	$275,630

Denominator:

Weighted average shares outstanding (2)	26,823,216	3,442,152

Less:
Unvested share based awards issued (3)

Weighted average shares	26,823,216	3,442,152

Basic Loss Per Share	$(0.08)	$0.08

LEGEND:
(1) Cumulative dividend on unconverted preferred stock - NONE - Series A and B Preferred is not cumulative and no dividend declared. ( *** ) Re: SFAS 128, para.9
(2) See separate weighted average shares worksheet - attached
(3) No share based awards issued or outstanding for any periods presented
(4) Incremental shares calculated using treasury stock method - see separate worksheet
(5) Anti-dilutive for the year ended December 31, 2008 due to loss. ( * )
(6) Comprised of (i) 15,113,000 shares issued to investors, (ii) 207,500 shares to Skybanc, Inc. as selling agent and (iii) 1,125,000 shares to two advisors to investors.
(7) Issued on December 31, 2007, considered outstanding for one day for dilution purposes.

China Logistics Group, Inc.
Earnings (Loss) Per Share
December 31, 2008 and 2007

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007
Diluted EPS Computation

Numerator

Income (loss) available to common stockholders	$(2,086,618)	$275,630

Plus: Income impact of assumed conversions
Cum preferred stock dividends-unconverted (1)	***	***
Cum preferred stock dividends-prior to conv	***	***

Income available to common stockholders
+ assumed conversions	$(2,086,618)	$275,630

Denominator

Weighted average shares outstanding (2)	26,823,216	3,442,152

Plus: Incremental shares from assumed conversions
Unvested stock awards (3)	---	---
Stock options (4) (5)	*	5,127
Stock warrants (4) (5)	*	0
Series A and B preferred stock-unconverted (5)	*	42,329
Series A & B preferred stock-prior to conv (N/A)	0	0

Weighted average shares	26,823,216	3,489,608

Diluted Loss Per Share	$(0.08)	$0.08

ATTACHMENT 28.5

China Logistics Group, Inc.
Earnings Per Share
December 31, 2008

Options:
				Remaining		Aggregate
	Date		Exercise	Term	Market	Intrinsic
Number	Issued	Expire	Price	(Years)	12/31/2008	Value

2,000,000	12/31/07	12/30/10	$0.3000	2	$0.19	$(220,000)

Warrants: (*)
						Proceeds
2,500	04/02/04	04/02/09	52.0000	0.5	0.19	130,000
2,500	04/02/05	04/02/10	52.0000	1.5	0.19	130,000
110,000	05/15/06	05/15/09	6.8000	0.6	0.19	748,000
2,500	04/02/06	04/02/11	52.0000	2.5	0.19	130,000
117,500						1,138,000
(A)						(B)

(*) Retroactively restated for 1:40 reverse-split

Average exercise price = (B)/(A)						$9.69

April 2008 Offering:

16,445,500	04/24/08	04/23/13	0.3500			5,755,925	Class A
15,113,000	04/24/08	04/23/13	0.5000			7,556,500	Class B
31,558,500						13,312,425
(C )						(D)

Average exercise price = (D)/(C)						$0.42

Overall average exercise price = ((B)+(D))/((A)+(C ))						$0.46

ATTACHMENT 28.6

China Logistics Group, Inc.
Earnings Per Share
Year Ended December 31, 2008
Diluted Earnings Per Share:

						Average
Denominator			Date	Exercise	Assumed	Market	Shares	Incremental	Issuance Proration
		Number	Issued	Price	Proceeds	Value	Repurch	Shares	2008	2007
Options issued 12/31/07
		2,000,000	12/31/07	0.3000	600,000	0.5406	1,109,878	890,122	*	(See Below)

Warrants
		2,500	04/02/04	52.00	130,000	0.5406	240,474	*	*
		2,500	02/02/05	52.00	130,000	0.5406	240,474	*	*
		110,000	05/15/06	6.80	748,000	0.5406	1,383,648	*	*
		2,500	04/02/06	52.00	130,000	0.5406	240,474	*	*
		117,500			1,138,000		2,105,068	0	0
Less: Anti-dilutive shares		(117,500)			(1,138,000)		(2,105,068)
		0			0		0	0	0

April 2008 Offering
Series A	(6)	16,445,500	04/24/08	0.35	5,755,925	0.5406	10,647,290	5,798,210	*
Series B		15,113,000	04/24/08	0.50	7,556,500	0.5406	13,977,987	1,135,013	*
		31,558,500			13,312,425		24,625,277	6,933,223	0

Total Warrants									0
Class B Convertible
Preferred stock		4,500,000	12/31/07	Conv	0	0.6766	0	4,500,000	*

Prior to conversion:
Series A		2,500,000	12/31/07	Conv	0	0.5406	0	2,500,000	*
Series B		8,450,000	12/31/07	Conv	0	0.5406	0	8,450,000	*
					0		0	10,950,000	0
* Exercise or conversion is anti-dilutive

China Logistics Group, Inc.
Earnings Per Share
Year Ended December 31, 2007

Diluted Earnings Per Share:

						Average
Denominator			Date	Exercise	Assumed	Market	Shares	Incremental	Issuance Proration
		Number	Issued	Price	Proceeds	Value	Repurch	Shares	2008	2007

Options issued 12/31/07
		2,000,000	12/31/07	0.3000	600,000	4.6600	128,755	1,871,245	(See Above)	5,127

Warrants
		2,500	04/02/04	52.00	130,000	4.6600	27,897	*		*
		2,500	02/02/05	52.00	130,000	4.6600	27,897	*		*
		110,000	05/15/06	6.80	748,000	4.6600	160,515	*		*
		2,500	04/02/06	52.00	130,000	4.6600	27,897	*		*
		117,500			1,138,000		244,206	0		0
Less: Anti-dilutive shares		(117,500)			(5,771,000)		(1,238,412)
		0			(4,633,000)		(994,206)	0		0

April 2008 Offering
Series A	(6)	16,445,500	04/24/08	0.35	5,755,925	4.6600	1,235,177	N/A	N/A	N/A
Series B		15,113,000	04/24/08	0.50	7,556,500	4.6600	1,621,567	N/A	N/A	N/A
		31,558,500			13,312,425		2,856,744	0		0

Total Warrants										0

Preferred Stock
Series A	(7)	2,500,000	12/31/07	Conv	0	4.6600	0	2,500,000		6,849
Series B	(7)	12,950,000	12/31/07	Conv	0	4.6600	0	12,950,000		35,479
					0		0	15,450,000		42,329

ATTACHMENT 28.7

CHLO
Weighted shares calculation
For the Fiscal Year Ended
12/31/2008
				Fiscal Year Ended 12/31/2008
						(Basic)
	Period		# of			Weighted
Issue	End		Shares	Days		Shares
Date	Date		Outstanding	O/S		O/S
1/1/08	12/31/08	Per 12/31/07 Form 10-K (199,961,626/40 = 4,999,041 + 309)	4,999,350	366	100%	4,999,350
3/20/08	12/31/08	President converted accrued compensation	581,247	287	78%	455,787
3/20/08	12/31/08	Conversion of note Payable into common shares / related party	2,864,606	287	78%	2,246,289
3/26/08	12/31/08	Conversion of 1,000,000 shares of Series A Convertible Preferred Stock	2,500,000	281	77%	1,919,399
3/26/08	12/31/08	Conversion of 840,000 shares of Series A Convertible Preferred Stock	8,450,000	281	77%	6,487,568
4/16/08	12/31/08	Private Placement of 15.113 Units @ $240,000/unit	12,698,000	260	71%	9,020,437
4/17/08	12/31/08	Private Placement of 15.113 Units @ $240,000/unit	1,525,000	259	71%	1,079,167
4/23/08	12/31/08	Private Placement of 15.113 Units @ $240,000/unit	890,000	253	69%	615,219

			34,508,203			26,823,216

CHLO
Weighted shares calculation
For the Period Ended
3/31/2009
				Fiscal Year Ended 12/31/2009
						(Basic)
	Period		# of			Weighted
Issue	End		Shares	Days		Shares
Date	Date		Outstanding	O/S		O/S
1/1/2009	3/31/2009	Per 12/31/08 Form 10-K	34,508,203	90	100%	34,508,203

			34,508,203			34,508,203

ATTACHMENT 32.1

China Logistics Group, Inc.
Share Analysis - Shandong Jiajia Acquisition
							( A )	( B )	( C )	(D)
	MediaReady S/H	Jiajia S/H		Consultants	2008 Unit Offering	China Logistics	Equity	Equity	Equity	Equity
Description	No. Shares	No. Shares		No. Shares	No. Shares	No. Shares	%	%	%	%
Prior to transaction:
Shares outstanding prior
to transaction	4,686,850					4,686,850	94%
China Direct Investment, Inc.			(E)	62,500		62,500	1%
Capital One Resource Co.			(E)	250,000		250,000	5%
	4,686,850	0		312,500		4,999,350	100%

Percent of total shares	94%	0%		6%	0%	100%

Post Transaction:
Shares outstanding prior
to transaction	4,686,850	0		312,500		4,999,350		47%	22%	7%
Series A Preferred		2,500,000				2,500,000		23%	11%	4%
Series B Preferred		1,200,000				1,200,000		11%	5%	2%
Stock Purchase options		2,000,000				2,000,000		19%	9%	3%
	4,686,850	5,700,000		312,500		10,699,350		100%

Weidong Wang				350,000		350,000			2%	1%
Dragon Venture (Shanghai)				2,400,000		2,400,000			11%	3%
Capital One Resource Co.				4,500,000		4,500,000			20%	7%
China Direct Investment, Inc.				4,500,000		4,500,000			20%	7%
Subtotal - Consultants				11,750,000		11,750,000

Total Shares	4,686,850	5,700,000		12,062,500		22,449,350			100%

Percent of total shares	21%	25%		54%	0%	100%

Post April 2008 Unit Offering:
Common shares issued					15,113,000	15,113,000				22%
Class A Warrants				407,500	16,038,000	16,445,500				24%
Class B Warrants					15,113,000	15,113,000				22%
Total Shares	4,686,850	5,700,000		12,062,500	46,264,000	69,120,850				100%
Percent of total shared	7%	8%		17%	67%	100%

Legend:
( A ) Equity percentage prior to transaction
( B ) Equity percentages exclusive of transaction date related consulting shares issued
( C ) Total equity positions post transaction
( D ) Equity percentages after the April 2008 Unit Offering
( E ) Includes 62,500 shares issued to China Direct Investments, Inc. under May 22, 2007 consulting agreement and 250,000 to Capital One Resource Co., Ltd. shares under September 5, 2007 agreement.

ATTACHMENT 32.2

China Logistics Group, Inc.
Post Transaction Voting Analysis - Shandong Jiajia Acquisition

	MediaReady S/H		Jiajia S/H		Consultants	China Logistics	Voting
Description	Votes		Votes		Votes	Votes	%
Prior to transaction:
Shares outstanding prior
to transaction	4,686,850					4,686,850
			0			0
				(A)	312,500	312,500
	4,686,850		0		312,500	4,999,350

Post Transaction:
Shares outstanding prior
to transaction	4,686,850		0		312,500	4,999,350	38%

Shares to Shandong Jiajia
Series A Preferred		(B)	6,250,000			6,250,000	47%
Series B Preferred		(C)	0			0
Stock Purchase options		(D)	2,000,000			2,000,000	15%
	4,686,850		8,250,000		312,500	13,249,350

Weidong Wang		(E)			0	0
Dragon Venture (Shanghai)		(E)			0	0
Capital One Resource Co.		(E)			0	0
China Direct Investment, Inc.		(E)			0	0
Subtotal - Consultants					0	0

Total Votes	4,686,850		8,250,000		312,500	13,249,350	100%
Percent of total votes	35%		62%		2%	100%

Legend:
( A ) Includes 62,500 shares issued under May 22, 2007 consulting agreement and 250,000 shares under September 5, 2007 agreement.
( B ) Reflects votes (post reverse split) represented by 2,500,000 shares of Series A Preferred (250-1 Super Voting shares)
( C ) Reflects 120,000 of Series B Preferred issued - Non Voting
( D ) Options granted assumed exercised for purposes of this analysis
( E ) Reflects Series B Preferred issued - Non Voting

ATTACHMENT 45.1

China Logistics Group, Inc.
Note payable Worksheet
Intrinsic Value Worksheet

			Per Share Data			Number
Transaction			Conv	Fair		of Shares	Intrinsic	Quarterly
Date	Description	Amount	Price	Value	Difference	Convertible	Value	Total

01/04/05	Deposit	$10,000	0.0100	0.73	0.7200	1,000,000	$720,000
01/10/05	Deposit	10,000	0.0100	0.80	0.7900	1,000,000	790,000
01/11/05	Deposit	16,000	0.0100	0.70	0.6900	1,600,000	1,104,000
01/31/05	Deposit	25,000	0.0100	0.70	0.6900	2,500,000	1,725,000
02/08/05	Deposit	25,000	0.0100	0.61	0.6000	2,500,000	1,500,000
02/15/05	Deposit	25,000	0.0100	0.51	0.5000	2,500,000	1,250,000
02/23/05	Deposit	25,000	0.0100	0.52	0.5100	2,500,000	1,275,000
03/01/05	Deposit	30,000	0.0100	0.45	0.4400	3,000,000	1,320,000
03/03/05	Deposit	25,000	0.0100	0.48	0.4700	2,500,000	1,175,000
03/23/05	Deposit	25,000	0.0100	0.75	0.7400	2,500,000	1,850,000
03/28/05	Deposit	50,000	0.0100	0.69	0.6800	5,000,000	3,400,000
		266,000				26,600,000	16,109,000	$16,109,000

04/11/05	Deposit	75,000	0.0100	0.69	0.6800	7,500,000	5,100,000
04/26/05	Deposit	50,000	0.0100	0.58	0.5700	5,000,000	2,850,000
05/05/05	Deposit	60,000	0.0100	0.72	0.7100	6,000,000	4,260,000
05/10/05	Deposit	50,000	0.0100	0.65	0.6400	5,000,000	3,200,000
05/16/05	Deposit	50,000	0.0100	0.59	0.5800	5,000,000	2,900,000
05/26/05	Deposit	50,000	0.0100	0.57	0.5600	5,000,000	2,800,000
06/07/05	Deposit	100,000	0.0100	0.55	0.5400	10,000,000	5,400,000
06/14/05	Deposit	50,000	0.0100	0.58	0.5700	5,000,000	2,850,000
06/24/05	Deposit	50,000	0.0100	0.51	0.5000	5,000,000	2,500,000
		535,000				53,500,000	31,860,000	31,860,000

07/12/05	Deposit	50,000	0.0860	0.43	0.3440	581,395	200,000
07/21/05	Deposit	50,000	0.0840	0.42	0.3360	595,238	200,000
08/02/05	Deposit	50,000	0.0760	0.38	0.3040	657,895	200,000
08/05/05	Deposit	50,000	0.0820	0.41	0.3280	609,756	200,000
08/09/05	Deposit	40,000	0.0760	0.38	0.3040	526,316	160,000
08/18/05	Deposit	50,000	0.0840	0.42	0.3360	595,238	200,000
08/19/05	Deposit	25,000	0.0800	0.40	0.3200	312,500	100,000
09/01/05	Deposit	25,000	0.0720	0.36	0.2880	347,222	100,000
09/02/05	Deposit	110,000	0.0720	0.36	0.2880	1,527,778	440,000
09/09/05	Deposit	20,000	0.0780	0.39	0.3120	256,410	80,000
09/13/05	Deposit	30,000	0.0760	0.38	0.3040	394,737	120,000
09/19/05	Deposit	20,000	0.0640	0.32	0.2560	312,500	80,000
09/22/05	Deposit	50,000	0.0640	0.32	0.2560	781,250	200,000
09/30/05	Deposit	50,000	0.0700	0.35	0.2800	714,286	200,000
		620,000				8,212,521	2,480,000	2,480,000

10/05/05	Deposit	20,000	0.1320	0.33	0.1980	151,515	30,000
10/07/05	Deposit	12,500	0.1400	0.35	0.2100	89,286	18,750
10/14/05	Deposit	25,000	0.1160	0.29	0.1740	215,517	37,500
10/20/05	Deposit	25,000	0.1160	0.29	0.1740	215,517	37,500

10/20/05	Deposit	25,000	0.1160	0.29	0.1740	215,517	37,500
10/25/05	Accounts Pay	824	0.1120	0.28	0.1680	7,357	1,236
10/27/05	Deposit	10,000	0.1120	0.28	0.1680	89,286	15,000
10/27/05	Deposit	10,000	0.1120	0.28	0.1680	89,286	15,000
10/31/05	-SPLIT-	1,680	0.1160	0.29	0.1740	14,481	2,520
10/31/05	Public Rel	9,012	0.1160	0.29	0.1740	77,690	13,518
10/31/05	-SPLIT-	3,221	0.1160	0.29	0.1740	27,769	4,832
10/31/05	-SPLIT-	4,349	0.1160	0.29	0.1740	37,491	6,524
10/31/05	-SPLIT-	1,301	0.1160	0.29	0.1740	11,215	1,951
10/31/05	Wire Fees	225	0.1160	0.29	0.1740	1,940	338
11/01/05	-SPLIT-	5,254	0.1040	0.26	0.1560	50,515	7,880
11/01/05	-SPLIT-	6,168	0.1040	0.26	0.1560	59,310	9,252
11/01/05	-SPLIT-	8,515	0.1040	0.26	0.1560	81,873	12,772
11/02/05	Deposit	25,000	0.1000	0.25	0.1500	250,000	37,500
11/02/05	Deposit	25,000	0.1000	0.25	0.1500	250,000	37,500
11/10/05	Deposit	25,000	0.1000	0.25	0.1500	250,000	37,500
11/18/05	Deposit	25,000	0.1040	0.26	0.1560	240,385	37,500
11/22/05	Deposit	25,000	0.1040	0.26	0.1560	240,385	37,500
11/25/05	Deposit	20,000	0.1040	0.26	0.1560	192,308	30,000
11/29/05	Deposit	20,000	0.1000	0.25	0.1500	200,000	30,000
11/30/05	-SPLIT-	2,245	0.1000	0.25	0.1500	22,448	3,367
11/30/05	Travel	1,113	0.1000	0.25	0.1500	11,135	1,670
11/30/05	Shipping	316	0.1000	0.25	0.1500	3,157	474
11/30/05	-SPLIT-	1,411	0.1000	0.25	0.1500	14,114	2,117
11/30/05	-SPLIT-	7,176	0.1000	0.25	0.1500	71,763	10,764
12/01/05	-SPLIT-	2,291	0.1040	0.26	0.1560	22,027	3,436
12/01/05	-SPLIT-	3,799	0.1040	0.26	0.1560	36,525	5,698
12/01/05	-SPLIT-	1,987	0.1040	0.26	0.1560	19,108	2,981
12/06/05	Deposit	20,000	0.0960	0.24	0.1440	208,333	30,000
12/09/05	Deposit	10,000	0.1000	0.25	0.1500	100,000	15,000
12/12/05	Deposit	10,000	0.1000	0.25	0.1500	100,000	15,000	December 5th
12/15/05	Deposit	15,000	0.0920	0.23	0.1380	163,043	22,500	Through YE
12/16/05	Deposit	10,000	0.0880	0.22	0.1320	113,636	15,000
12/19/05	Deposit	15,000	0.0880	0.22	0.1320	170,455	22,500	$240,000
12/22/05	Deposit	25,000	0.1000	0.25	0.1500	250,000	37,500
12/23/05	Deposit	10,000	0.1000	0.25	0.1500	100,000	15,000
12/27/05	Deposit	10,000	0.0920	0.23	0.1380	108,696	15,000
12/30/05	Deposit	10,000	0.1040	0.26	0.1560	96,154	15,000
12/31/05	Public Rel	25,000	0.1040	0.26	0.1560	240,385	37,500
		513,387				4,909,621	770,080	770,080
Annual Totals		$1,934,387				93,222,142	$51,219,080	$51,219,080

01/03/06	Deposit	$40,000	0.1040	0.26	0.1560	384,615	$60,000
01/04/06	Deposit	10,000	0.0920	0.23	0.1380	108,696	15,000
01/05/06	Deposit	10,000	0.1000	0.25	0.1500	100,000	15,000
01/09/06	Deposit	15,000	0.1000	0.25	0.1500	150,000	22,500
01/10/06	Deposit	10,000	0.1000	0.25	0.1500	100,000	15,000
01/17/08	Transfer	10,000	0.1200	0.30	0.1800	83,333	15,000
01/18/06	Transfer	10,000	0.1120	0.28	0.1680	89,286	15,000

01/23/06	Deposit	10,000	0.0960	0.24	0.1440	104,167	15,000
01/24/06	Deposit	20,000	0.1040	0.26	0.1560	192,308	30,000
01/25/06	Deposit	10,000	0.1040	0.26	0.1560	96,154	15,000
01/26/06	Deposit	10,000	0.1000	0.25	0.1500	100,000	15,000
01/30/06	Deposit	10,000	0.1000	0.25	0.1500	100,000	15,000
01/31/06	SPLIT	1,574	0.0960	0.24	0.1440	16,396	2,361
01/31/06	SPLIT	1,001	0.0960	0.24	0.1440	10,425	1,501
01/31/06	SPLIT	9,026	0.0960	0.24	0.1440	94,022	13,539
01/31/06	SPLIT	3,380	0.0960	0.24	0.1440	35,204	5,069
02/01/06	Deposit	10,000	0.0920	0.23	0.1380	108,696	15,000
02/03/06	Deposit	25,000	0.0960	0.24	0.1440	260,417	37,500
02/06/06	Deposit	10,000	0.0880	0.22	0.1320	113,636	15,000
02/08/06	Deposit	10,000	0.0880	0.22	0.1320	113,636	15,000
02/13/06	Deposit	10,000	0.0880	0.22	0.1320	113,636	15,000
02/13/06	Deposit	10,000	0.0880	0.22	0.1320	113,636	15,000
02/17/06	Deposit	25,000	0.0840	0.21	0.1260	297,619	37,500
02/23/06	Deposit	20,000	0.0800	0.20	0.1200	250,000	30,000
02/27/06	Deposit	10,000	0.0880	0.22	0.1320	113,636	15,000
02/28/06	SPLIT	3,274	0.0800	0.20	0.1200	40,927	4,911
02/28/06	SPLIT	6,723	0.0800	0.20	0.1200	84,037	10,084
02/28/06	SPLIT	1,283	0.0800	0.20	0.1200	16,033	1,924
02/28/06	SPLIT	850	0.0800	0.20	0.1200	10,625	1,275
02/28/06	SPLIT	1,782	0.0800	0.20	0.1200	22,273	2,673
03/02/06	Deposit	10,000	0.0920	0.23	0.1380	108,696	15,000
03/06/06	Deposit	10,000	0.0880	0.22	0.1320	113,636	15,000
03/07/06	Deposit	10,000	0.0880	0.22	0.1320	113,636	15,000
03/08/06	Deposit	15,000	0.0880	0.22	0.1320	170,455	22,500
03/10/06	Deposit	10,000	0.0840	0.21	0.1260	119,048	15,000
03/13/06	Deposit	25,000	0.0840	0.21	0.1260	297,619	37,500
03/16/06	Deposit	15,000	0.0840	0.21	0.1260	178,571	22,500
03/21/06	Deposit	15,000	0.0880	0.22	0.1320	170,455	22,500
03/23/06	Deposit	5,000	0.0840	0.21	0.1260	59,524	7,500
03/27/06	Deposit	10,000	0.0880	0.22	0.1320	113,636	15,000
03/28/06	Deposit	5,000	0.0880	0.22	0.1320	56,818	7,500
03/30/06	Deposit	10,000	0.0840	0.21	0.1260	119,048	15,000
03/31/06	Deposit	5,000	0.0840	0.21	0.1260	59,524	7,500
03/31/06	Meals & Enter	288	0.0840	0.21	0.1260	3,428	432
03/31/06	SPLIT	2,728	0.0840	0.21	0.1260	32,478	4,092
03/31/06	SPLIT	1,166	0.0840	0.21	0.1260	13,879	1,749
		473,074				5,153,864	709,611	$709,611

04/03/06	Deposit	10,000	0.0760	0.19	0.1140	131,579	15,000
04/03/06	Refund	3,045	0.0760	0.19	0.1140	40,066	4,568
04/06/06	Deposit	10,000	0.0840	0.21	0.1260	119,048	15,000
04/10/06	Deposit	15,000	0.0880	0.22	0.1320	170,455	22,500
04/11/06	Deposit	10,000	0.0760	0.19	0.1140	131,579	15,000
04/12/06	Deposit	10,000	0.0720	0.18	0.1080	138,889	15,000
04/13/06	Deposit	15,000	0.0720	0.18	0.1080	208,333	22,500
04/19/06	Deposit	10,000	0.0640	0.16	0.0960	156,250	15,000
04/21/06	Deposit	10,000	0.0680	0.17	0.1020	147,059	15,000

04/24/06	Deposit	8,000	0.0640	0.16	0.0960	125,000	12,000
04/27/06	Deposit	15,000	0.0720	0.18	0.1080	208,333	22,500
04/28/06	Deposit	10,000	0.0720	0.18	0.1080	138,889	15,000
05/04/06	Deposit	10,000	0.0720	0.18	0.1080	138,889	15,000
05/05/06	Deposit	20,000	0.0680	0.17	0.1020	294,118	30,000
05/11/06	Deposit	25,000	0.0720	0.18	0.1080	347,222	37,500
05/17/06	Deposit	40,000	0.0680	0.17	0.1020	588,235	60,000
05/19/06	Deposit	25,000	0.0680	0.17	0.1020	367,647	37,500
05/22/06	Deposit	20,000	0.0680	0.17	0.1020	294,118	30,000
05/25/06	Deposit	25,000	0.0640	0.16	0.0960	390,625	37,500
06/02/06	Deposit	40,000	0.0600	0.15	0.0900	666,667	60,000
06/08/06	Deposit	10,000	0.0560	0.14	0.0840	178,571	15,000
06/09/06	Deposit	15,000	0.0600	0.15	0.0900	250,000	22,500
06/15/06	Deposit	15,000	0.0560	0.14	0.0840	267,857	22,500
06/20/06	Deposit	15,000	0.0560	0.14	0.0840	267,857	22,500
06/21/06	Deposit	20,000	0.0600	0.15	0.0900	333,333	30,000
06/22/06	Deposit	10,000	0.0640	0.16	0.0960	156,250	15,000
06/23/06	Deposit	10,000	0.0600	0.15	0.0900	166,667	15,000
06/27/06	Deposit	10,000	0.0600	0.15	0.0900	166,667	15,000
06/28/06	Deposit	10,000	0.0560	0.14	0.0840	178,571	15,000
06/29/06	Deposit	10,000	0.0600	0.15	0.0900	166,667	15,000
06/30/06	Deposit	15,000	0.0680	0.17	0.1020	220,588	22,500
06/30/06	SPLIT	28,000	0.0680	0.17	0.1020	411,759	41,999
06/30/06	Rec Adj	59,303	0.0680	0.17	0.1020	872,099	88,954
		558,347				8,439,886	837,521	837,521

07/06/06	Deposit	20,000	0.0640	0.16	0.0960	312,500	30,000
07/12/06	Deposit	15,000	0.0680	0.17	0.1020	220,588	22,500
07/17/06	Deposit	10,000	0.0720	0.18	0.1080	138,889	15,000
07/19/06	Deposit	19,000	0.0680	0.17	0.1020	279,412	28,500
07/20/06	Deposit	15,000	0.0640	0.16	0.0960	234,375	22,500
07/25/06	Deposit	10,000	0.0640	0.16	0.0960	156,250	15,000
07/27/06	Deposit	10,000	0.0520	0.13	0.0780	192,308	15,000
07/31/06	SPLIT	8,797	0.0520	0.13	0.0780	169,177	13,196
08/01/06	Deposit	20,000	0.0520	0.13	0.0780	384,615	30,000
08/04/06	Deposit	15,000	0.0560	0.14	0.0840	267,857	22,500
08/08/06	Deposit	10,000	0.0560	0.14	0.0840	178,571	15,000
08/11/06	Deposit	15,000	0.0480	0.12	0.0720	312,500	22,500
08/15/06	Deposit	10,000	0.0480	0.12	0.0720	208,333	15,000
08/16/06	Deposit	10,000	0.0520	0.13	0.0780	192,308	15,000
08/17/06	Funds Trans	10,000	0.0520	0.13	0.0780	192,308	15,000
08/18/06	Funds Trans	10,000	0.0600	0.15	0.0900	166,667	15,000
08/22/06	Funds Trans	10,000	0.0600	0.15	0.0900	166,667	15,000
08/25/06	SPLIT	21,972	0.0600	0.15	0.0900	366,196	32,958
08/25/06	Accounts Pay	2,000	0.0600	0.15	0.0900	33,333	3,000
08/28/06	Accounts Pay	1,000	0.0560	0.14	0.0840	17,857	1,500
08/30/06	SPLIT	2,560	0.0600	0.15	0.0900	42,667	3,840
08/31/06	Accounts Pay	1,000	0.0560	0.14	0.0840	17,857	1,500
08/31/06	SPLIT	4,252	0.0560	0.14	0.0840	75,937	6,379

09/01/06	Accounts Pay	1,000	0.0560	0.14	0.0840	17,857	1,500
09/01/06	Accounts Pay	4,551	0.0560	0.14	0.0840	81,271	6,827
09/01/06	Accounts Pay	2,500	0.0560	0.14	0.0840	44,643	3,750
09/05/06	Accounts Pay	1,500	0.0560	0.14	0.0840	26,786	2,250
09/06/06	Accounts Pay	1,000	0.0560	0.14	0.0840	17,857	1,500
09/08/06	SPLIT	21,972	0.0560	0.14	0.0840	392,353	32,958
09/08/06	Accounts Pay	1,000	0.0560	0.14	0.0840	17,857	1,500
09/12/06	Accounts Pay	7,727	0.0520	0.13	0.0780	148,590	11,590
09/12/06	Accounts Pay	1,000	0.0520	0.13	0.0780	19,231	1,500
09/21/06	Funds Trans	10,000	0.0520	0.13	0.0780	192,308	15,000
09/22/06	Funds Trans	10,000	0.0520	0.13	0.0780	192,308	15,000
09/27/06	Funds Trans	20,000	0.0520	0.13	0.0780	384,615	30,000
09/28/06	Funds Trans	15,000	0.0520	0.13	0.0780	288,462	22,500
09/30/06	SPLIT	5,000	0.0480	0.12	0.0720	104,170	7,500
09/30/06	Rec Adj	68,083	0.0480	0.12	0.0720	1,418,401	102,125
		420,914				7,673,879	631,372	631,372

10/06/06	Funds Trans	1,000	0.0480	0.12	0.0720	20,833	1,500
10/10/06	Funds Trans	5,000	0.0480	0.12	0.0720	104,167	7,500
10/11/06	Funds Trans	10,000	0.0480	0.12	0.0720	208,333	15,000
10/12/06	Funds Trans	10,000	0.0440	0.11	0.0660	227,273	15,000
10/13/06	Funds Trans	15,000	0.0400	0.10	0.0600	375,000	22,500
10/16/06	Funds Trans	10,000	0.0440	0.11	0.0660	227,273	15,000
10/18/06	Funds Trans	15,000	0.0440	0.11	0.0660	340,909	22,500
10/19/06	Funds Trans	10,000	0.0440	0.11	0.0660	227,273	15,000
10/20/06	Deposit	10,000	0.0440	0.11	0.0660	227,273	15,000
10/24/06	Deposit	10,000	0.0400	0.10	0.0600	250,000	15,000
10/25/06	Deposit	10,000	0.0400	0.10	0.0600	250,000	15,000
10/26/06	Deposit	20,000	0.0360	0.09	0.0540	555,556	30,000
10/31/06	SPLIT	1,386	0.0440	0.11	0.0660	31,505	2,079
10/31/06	SPLIT	5,291	0.0440	0.11	0.0660	120,260	7,937
10/31/06	Meals & Enter	344	0.0440	0.11	0.0660	7,816	516
10/31/06	SPLIT	1,062	0.0440	0.11	0.0660	24,136	1,593
11/03/06	Deposit	12,000	0.0440	0.11	0.0660	272,727	18,000
11/10/06	Deposit	20,000	0.0360	0.09	0.0540	555,556	30,000
11/17/06	Deposit	15,000	0.0480	0.12	0.0720	312,500	22,500
11/20/06	Deposit	10,000	0.0440	0.11	0.0660	227,273	15,000
11/30/06	SPLIT	796	0.0360	0.09	0.0540	22,105	1,194
12/07/06	Deposit	15,000	0.0320	0.08	0.0480	468,750	22,500
12/12/06	Public Rel	599	0.0320	0.08	0.0480	18,719	899
12/18/06	Deposit	10,000	0.0320	0.08	0.0480	312,500	15,000
12/19/06	Deposit	25,000	0.0320	0.08	0.0480	781,250	37,500
12/21/06	Deposit	10,000	0.0280	0.07	0.0420	357,143	15,000
12/22/06	Deposit	10,000	0.0320	0.08	0.0480	312,500	15,000
12/31/06	SPLIT	12,580	0.0240	0.06	0.0360	524,153	18,870
12/31/06	SPLIT	2,774	0.0240	0.06	0.0360	115,574	4,161
		277,832				7,478,356	416,748	416,748

12/31/06	o/b (A)	117,772	0.0240	0.06	0.0360	4,907,184	176,659

Annual Totals	(Excl o/b)	$1,730,168				28,745,985	$2,595,251	$2,595,251

01/03/07	Deposit	$20,000	0.0360	0.09	0.0540	555,556	$30,000
01/17/07	Deposit	20,000	0.0480	0.12	0.0720	416,667	30,000
01/19/07	Deposit	10,000	0.0400	0.10	0.0600	250,000	15,000
01/22/07	Deposit	10,000	0.0440	0.11	0.0660	227,273	15,000
01/23/07	Deposit	4,000	0.0440	0.11	0.0660	90,909	6,000
01/31/07	Deposit	10,000	0.0480	0.12	0.0720	208,333	15,000
01/31/07	SPLIT	564	0.0480	0.12	0.0720	11,745	846
01/31/07	SPLIT	14,884	0.0480	0.12	0.0720	310,088	22,326
01/31/07	SPLIT	22,204	0.0480	0.12	0.0720	462,573	33,305
01/31/07	SPLIT	809	0.0480	0.12	0.0720	16,852	1,213
01/31/07	SPLIT	1,718	0.0480	0.12	0.0720	35,791	2,577
01/31/07	SPLIT	2,191	0.0480	0.12	0.0720	45,655	3,287
01/31/07	SPLIT	902	0.0480	0.12	0.0720	18,797	1,353
01/31/07	SPLIT	462	0.0480	0.12	0.0720	9,634	694
02/01/07	Deposit	20,000	0.0560	0.14	0.0840	357,143	30,000
02/14/07	Deposit	5,000	0.0440	0.11	0.0660	113,636	7,500
02/15/07	Deposit	20,000	0.0480	0.12	0.0720	416,667	30,000
02/21/07	Deposit	10,000	0.0440	0.11	0.0660	227,273	15,000
02/28/07	SPLIT	1,085	0.0440	0.11	0.0660	24,659	1,628
02/28/07	SPLIT	10,290	0.0440	0.11	0.0660	233,855	15,434
02/28/07	SPLIT	1,959	0.0440	0.11	0.0660	44,531	2,939
02/28/07	SPLIT	3,884	0.0440	0.11	0.0660	88,277	5,826
02/28/07	SPLIT	11,962	0.0440	0.11	0.0660	271,863	17,943
02/28/07	SPLIT	769	0.0440	0.11	0.0660	17,476	1,153
03/02/07	Deposit	15,000	0.0400	0.10	0.0600	375,000	22,500
03/06/07	Deposit	14,000	0.0400	0.10	0.0600	350,000	21,000
03/08/07	Deposit	10,000	0.0440	0.11	0.0660	227,273	15,000
03/15/07	Deposit	5,000	0.0360	0.09	0.0540	138,889	7,500
03/16/07	Deposit	10,000	0.0360	0.09	0.0540	277,778	15,000
03/30/07	Deposit	10,000	0.0360	0.09	0.0540	277,778	15,000
03/31/07	SPLIT	13,484	0.0360	0.09	0.0540	374,548	20,226
03/31/07	SPLIT	661	0.0360	0.09	0.0540	18,362	992
03/31/07	SPLIT	1,424	0.0360	0.09	0.0540	39,550	2,136
03/31/07	SPLIT	3,877	0.0360	0.09	0.0540	107,701	5,816
03/31/07	SPLIT	478	0.0360	0.09	0.0540	13,275	717
03/31/07	SPLIT	16,186	0.0360	0.09	0.0540	449,603	24,279
		302,793				7,105,010	454,190	$454,190

03/31/07	o/b (A)	(564,811)	0.0360	0.09	0.0540	(15,689,192)	(847,216)

04/02/07	Deposit	10,000	0.0360	0.09	0.0540	277,778	15,000
04/03/07	Deposit	5,000	0.0320	0.08	0.0480	156,250	7,500
04/09/07	Deposit	1,000	0.0320	0.08	0.0480	31,250	1,500

04/10/07	Deposit	7,000	0.0320	0.08	0.0480	218,750	10,500
04/11/07	Deposit	7,200	0.0320	0.08	0.0480	225,000	10,800
04/12/07	Deposit	10,000	0.0320	0.08	0.0480	312,500	15,000
04/13/07	Deposit	5,000	0.0360	0.09	0.0540	138,889	7,500
04/19/07	Deposit	10,000	0.0320	0.08	0.0480	312,500	15,000
04/23/07	Deposit	10,000	0.0320	0.08	0.0480	312,500	15,000
04/24/07	Deposit	5,000	0.0320	0.08	0.0480	156,250	7,500
04/24/07	Deposit	5,000	0.0320	0.08	0.0480	156,250	7,500
04/26/07	Deposit	5,000	0.0320	0.08	0.0480	156,250	7,500
04/27/07	Deposit	5,000	0.0320	0.08	0.0480	156,250	7,500
05/01/07	Deposit	4,000	0.0320	0.08	0.0480	125,000	6,000
05/03/07	Deposit	7,000	0.0280	0.07	0.0420	250,000	10,500
05/04/07	Deposit	5,000	0.0320	0.08	0.0480	156,250	7,500
05/07/07	Deposit	3,000	0.0320	0.08	0.0480	93,750	4,500
05/08/07	Deposit	7,000	0.0320	0.08	0.0480	218,750	10,500
05/09/07	Deposit	3,000	0.0320	0.08	0.0480	93,750	4,500
05/10/07	Deposit	4,000	0.0320	0.08	0.0480	125,000	6,000
05/15/07	Deposit	11,000	0.0280	0.07	0.0420	392,857	16,500
05/17/07	Deposit	2,000	0.0280	0.07	0.0420	71,429	3,000
05/21/07	Deposit	2,000	0.0280	0.07	0.0420	71,429	3,000
05/22/07	Deposit	8,000	0.0280	0.07	0.0420	285,714	12,000
05/23/07	Deposit	2,000	0.0280	0.07	0.0420	71,429	3,000
05/24/07	Deposit	2,500	0.0280	0.07	0.0420	89,286	3,750
05/29/07	Deposit	1,000	0.0240	0.06	0.0360	41,667	1,500
05/30/07	Deposit	6,000	0.0280	0.07	0.0420	214,286	9,000
05/31/07	Deposit	7,000	0.0280	0.07	0.0420	250,000	10,500
06/04/07	Deposit	3,500	0.0280	0.07	0.0420	125,000	5,250
06/06/07	Deposit	11,000	0.0240	0.06	0.0360	458,333	16,500
06/07/07	Deposit	6,000	0.0240	0.06	0.0360	250,000	9,000
06/12/07	Deposit	5,000	0.0240	0.06	0.0360	208,333	7,500
06/14/07	Deposit	8,000	0.0240	0.06	0.0360	333,333	12,000
06/18/07	Deposit	1,000	0.0240	0.06	0.0360	41,667	1,500
06/19/07	Deposit	11,000	0.0240	0.06	0.0360	458,333	16,500
06/20/07	Deposit	5,500	0.0240	0.06	0.0360	229,167	8,250
06/20/07	Deposit	7,000	0.0240	0.06	0.0360	291,667	10,500
06/21/07	Deposit	1,000	0.0200	0.05	0.0300	50,000	1,500
06/22/07	Deposit	1,000	0.0200	0.05	0.0300	50,000	1,500
06/26/07	Deposit	2,000	0.0200	0.05	0.0300	100,000	3,000
06/28/07	Deposit	3,000	0.0200	0.05	0.0300	150,000	4,500
06/29/07	Deposit	2,000	0.0200	0.05	0.0300	100,000	3,000
06/30/07	SPLIT	2,670	0.0200	0.05	0.0300	133,517	4,006
06/30/07	SPLIT	24,394	0.0200	0.05	0.0300	1,219,701	36,591
06/30/07	SPLIT	5,697	0.0200	0.05	0.0300	284,847	8,545
06/30/07	Accounts Pay	49,789	0.0200	0.05	0.0300	2,489,445	74,683
		309,250				12,134,355	463,875	463,875

07/02/07	Deposit	2,000	0.0200	0.05	0.0300	100,000	3,000
07/03/07	Deposit	2,500	0.0240	0.06	0.0360	104,167	3,750
07/03/07	Deposit	2,700	0.0240	0.06	0.0360	112,500	4,050
07/05/07	Deposit	1,000	0.0240	0.06	0.0360	41,667	1,500

07/05/07	Deposit	2,000	0.0240	0.06	0.0360	83,333	3,000
07/13/07	Deposit	10,000	0.0240	0.06	0.0360	416,667	15,000
07/16/07	Deposit	2,000	0.0200	0.05	0.0300	100,000	3,000
07/17/07	Deposit	7,000	0.0200	0.05	0.0300	350,000	10,500
07/17/07	Deposit	4,000	0.0200	0.05	0.0300	200,000	6,000
07/20/07	Deposit	3,000	0.0200	0.05	0.0300	150,000	4,500
07/24/07	Deposit	4,000	0.0200	0.05	0.0300	200,000	6,000
07/26/07	Deposit	2,000	0.0220	0.06	0.0330	90,909	3,000
07/27/07	Deposit	1,000	0.0200	0.05	0.0300	50,000	1,500
07/30/07	Deposit	5,000	0.0200	0.05	0.0300	250,000	7,500
07/31/07	Deposit	2,500	0.0160	0.04	0.0240	156,250	3,750
07/31/07	SPLIT	1,838	0.0160	0.04	0.0240	114,871	2,757
08/01/07	Deposit	2,000	0.0200	0.05	0.0300	100,000	3,000
08/02/07	Deposit	6,000	0.0240	0.06	0.0360	250,000	9,000
08/03/07	Deposit	10,000	0.0200	0.05	0.0300	500,000	15,000
08/06/07	Deposit	5,000	0.0160	0.04	0.0240	312,500	7,500
08/09/07	Deposit	5,000	0.0160	0.04	0.0240	312,500	7,500
08/21/07	Deposit	15,000	0.0160	0.04	0.0240	937,500	22,500
08/31/07	SPLIT	2,707	0.0160	0.04	0.0240	169,181	4,060
09/18/07	Deposit	2,000	0.0120	0.03	0.0180	166,667	3,000
09/19/07	Deposit	5,000	0.0120	0.03	0.0180	416,667	7,500
09/21/07	Deposit	5,000	0.0120	0.03	0.0180	416,667	7,500
09/25/07	Deposit	10,000	0.0080	0.02	0.0120	1,250,000	15,000
09/27/07	Deposit	4,000	0.0120	0.03	0.0180	333,333	6,000
09/30/07	SPLIT	1,266	0.0120	0.03	0.0180	105,500	1,899
09/30/07	SPLIT	4,114	0.0120	0.03	0.0180	342,799	6,170
		129,624				8,133,676	194,437	194,437

09/30/07	o/b (A)	66,825	0.0120	0.03	0.0180	5,568,757	100,238

10/01/07	Deposit	2,000	0.0120	0.03	0.0180	166,667	3,000
10/02/07	Deposit	4,000	0.0120	0.03	0.0180	333,333	6,000
10/05/07	Deposit	4,000	0.0160	0.04	0.0240	250,000	6,000
10/09/07	Deposit	10,000	0.0120	0.03	0.0180	833,333	15,000
10/10/07	Deposit	5,000	0.0080	0.02	0.0120	625,000	7,500
10/24/07	Deposit	3,000	0.0120	0.03	0.0180	250,000	4,500
10/29/07	Deposit	2,000	0.0080	0.02	0.0120	250,000	3,000
10/30/07	Deposit	2,000	0.0080	0.02	0.0120	250,000	3,000
10/31/07	Deposit	8,000	0.0080	0.02	0.0120	1,000,000	12,000
10/31/07	SPLIT	2,511	0.0080	0.02	0.0120	313,913	3,767
11/02/07	Deposit	5,000	0.0080	0.02	0.0120	625,000	7,500
11/05/07	Deposit	5,000	0.0120	0.03	0.0180	416,667	7,500
11/06/07	Deposit	7,500	0.0080	0.02	0.0120	937,500	11,250
11/09/07	Deposit	5,000	0.0080	0.02	0.0120	625,000	7,500
11/14/07	Deposit	2,500	0.0080	0.02	0.0120	312,500	3,750
11/15/07	Deposit	2,500	0.0080	0.02	0.0120	312,500	3,750
11/16/07	Deposit	5,000	0.0080	0.02	0.0120	625,000	7,500
11/20/07	Deposit	5,000	0.0080	0.02	0.0120	625,000	7,500
11/21/07	Deposit	1,000	0.0040	0.01	0.0060	250,000	1,500
11/26/07	Deposit	1,500	0.0080	0.02	0.0120	187,500	2,250

11/27/07	Deposit	2,500	0.0080	0.02	0.0120	312,500	3,750
11/28/07	Deposit	4,000	0.0040	0.01	0.0060	1,000,000	6,000
11/30/07	SPLIT	937	0.0080	0.02	0.0120	117,140	1,406
12/04/07	Deposit	10,000	0.0080	0.02	0.0120	1,250,000	15,000
12/11/07	Deposit	5,000	0.0080	0.02	0.0120	625,000	7,500
12/19/07	Deposit	10,000	0.0080	0.02	0.0120	1,250,000	15,000
12/20/07	Deposit	5,000	0.0120	0.03	0.0180	416,667	7,500
12/26/07	Deposit	4,000	0.0080	0.02	0.0120	500,000	6,000
12/28/07	Deposit	3,000	0.0080	0.02	0.0120	375,000	4,500
12/31/07	Deposit	5,000	0.0080	0.02	0.0120	625,000	7,500
12/31/07	SPLIT	548	0.0080	0.02	0.0120	68,476	822
		132,496				15,728,695	198,744	198,744

12/31/07	o/b (A)	29,398	0.0080	0.02	0.0120	3,674,713	44,097

Annual Totals	(Excl o/b)	$874,164				43,101,737	$1,311,246	$1,311,246

01/02/08	Deposit	$5,000	0.0080	0.02	0.0120	625,000	$7,500
01/04/08	Deposit	5,000	0.0120	0.03	0.0180	416,667	7,500
01/06/08	Deposit	5,000	0.0080	0.02	0.0120	625,000	7,500
01/09/08	Deposit	5,000	0.0800	0.20	0.1200	62,500	7,500
01/14/08	Deposit	3,000	0.0080	0.02	0.0120	375,000	4,500
01/15/08	Deposit	5,000	0.0080	0.02	0.0120	625,000	7,500
01/17/08	Deposit	5,000	0.0080	0.02	0.0120	625,000	7,500
01/18/08	Deposit	10,000	0.0080	0.02	0.0120	1,250,000	15,000
01/21/08	Deposit	3,000	0.0080	0.02	0.0120	375,000	4,500
01/23/08	Deposit	3,000	0.0080	0.02	0.0120	375,000	4,500
01/24/08	Deposit	5,000	0.0080	0.02	0.0120	625,000	7,500
01/29/08	Deposit	3,000	0.0080	0.02	0.0120	375,000	4,500
01/31/08	Deposit	5,000	0.0080	0.02	0.0120	625,000	7,500
02/04/08	Deposit	2,000	0.0080	0.02	0.0120	250,000	3,000
02/05/08	Deposit	7,000	0.0080	0.02	0.0120	875,000	10,500
02/06/08	Deposit	5,000	0.0080	0.02	0.0120	625,000	7,500
02/08/08	Deposit	7,000	0.0080	0.02	0.0120	875,000	10,500
02/12/08	Deposit	12,000	0.0080	0.02	0.0120	1,500,000	18,000
02/14/08	Deposit	3,000	0.0080	0.02	0.0120	375,000	4,500
02/15/08	Deposit	1,000	0.0080	0.02	0.0120	125,000	1,500
02/20/08	Deposit	3,000	0.0080	0.02	0.0120	375,000	4,500
02/21/08	Deposit	2,000	0.0080	0.02	0.0120	250,000	3,000
02/22/08	Deposit	1,000	0.0080	0.02	0.0120	125,000	1,500
02/26/08	Deposit	5,000	0.0080	0.02	0.0120	625,000	7,500
02/28/08	Deposit	3,000	0.0080	0.02	0.0120	375,000	4,500
02/29/08	Deposit	6,000	0.0080	0.02	0.0120	750,000	9,000
03/04/08	Deposit	3,000	0.0080	0.02	0.0120	375,000	4,500
03/06/08	Deposit	1,500	0.0080	0.02	0.0120	187,500	2,250
03/11/08	Deposit	1,000	0.0040	0.01	0.0060	250,000	1,500
03/12/08	Deposit	3,500	0.2400	0.60	0.3600	14,583	5,250
03/13/08	Deposit	3,000	0.2720	0.68	0.4080	11,029	4,500
03/18/08	Deposit	6,000	0.2600	0.65	0.3900	23,077	9,000

03/21/08	Deposit	5,000	0.2600	0.65	0.3900	19,231	7,500
03/21/08	Deposit	2,000	0.2600	0.65	0.3900	7,692	3,000
03/27/08	Deposit	2,000	0.3400	0.85	0.5100	5,882	3,000
03/31/08	Deposit	2,200	0.3000	0.75	0.4500	7,333	3,300
		$148,200				15,005,495	$222,300	$222,300

Legend:
(A)	Per James Andrews CA, o/b indicates adjustment to "opening balance" and does not represent an actual transaction.
Accordingly, figures indicated (positive or negative) and no included in intrinsic value totals.

ATTACHMENT 45.2

China Logistics Group, Inc.
Common Share Conversions

			Per Share
	No. of Shares converted		Fair	Conv.	Intrinsic	Total	Reduction
Date	Pre-Split	Post-Split	Value	Price	Value	Intrinsic Value	in Note

			2005
01/19/05	3,600,000	90,000	0.7600	0.0100	0.7500	$2,700,000	$36,000
03/23/05	4,000,000	100,000	0.7500	0.0100	0.7400	2,960,000	40,000
	7,600,000	190,000				5,660,000	76,000

04/22/05	4,200,000	105,000	0.5700	0.0100	0.5600	2,352,000	42,000
06/22/05	4,800,000	120,000	0.5500	0.0100	0.5400	2,592,000	48,000
	9,000,000	225,000				4,944,000	90,000

08/15/05	6,400,000	160,000	0.4000	0.0100	0.3900	2,496,000	64,000
	6,400,000	160,000				2,496,000	64,000

11/02/05	6,500,000	162,500	0.2500	0.0400	0.2100	1,365,000	260,000
12/19/05	2,600,000	65,000	0.2200	0.0800	0.1400	364,000	208,000
	9,100,000	227,500				1,729,000	468,000

	32,100,000	802,500				$14,829,000	$698,000

			2006
01/31/06	2,500,000	62,500	0.2400	0.0900	0.1500	$375,000	$225,000
	2,500,000	62,500				375,000	225,000

04/03/06	2,700,000	67,500	0.1900	0.0760	0.1140	307,800	205,200
05/19/06	2,700,000	67,500	0.1700	0.0660	0.1040	280,800	178,200
	5,400,000	135,000				588,600	383,400

07/05/06	3,000,000	75,000	0.1600	0.0620	0.0980	294,000	186,000
07/21/06	3,600,000	90,000	0.1700	0.0660	0.1040	374,400	237,600
09/05/06	4,500,000	112,500	0.1400	0.0500	0.0900	405,000	225,000
	11,100,000	277,500				1,073,400	648,600

10/13/06	200,000	5,000	0.1000	0.0400	0.0600	12,000	8,000
10/25/06	4,500,000	112,500	0.1000	0.0400	0.0600	270,000	180,000
	4,700,000	117,500				282,000	188,000

	23,700,000	592,500				$2,319,000	$1,445,000

China Logistics Group, Inc.
Common Share Conversions

			Per Share
	No. of Shares converted		Fair	Conversion	Intrinsic	Total	Reduction
Date	Pre-Split	Post-Split	Value	Price	Value	Intrinsic Value	in Note

			2007
01/04/07	1,700,000	42,500	0.1000	0.0380	0.0620	$105,400	$64,600
01/18/07	5,100,000	127,500	0.1300	0.0500	0.0800	408,000	255,000
02/23/07	5,200,000	130,000	0.1100	0.0420	0.0680	353,600	218,400
	12,000,000	300,000				867,000	538,000

04/03/07	5,400,000	135,000	0.0800	0.0320	0.0480	259,200	172,800
04/20/07	5,500,000	137,500	0.0800	0.0328	0.0472	259,600	180,400
05/23/07	5,700,000	142,500	0.0700	0.0276	0.0424	241,680	157,320
06/15/07	5,000,000	125,000	0.0600	0.0240	0.0360	180,000	120,000
	21,600,000	540,000				940,480	630,520

07/10/07	6,200,000	155,000	0.0600	0.0240	0.0360	223,200	148,800
08/03/08	6,500,000	162,500	0.0500	0.0180	0.0320	208,000	117,000
08/21/07	7,500,000	187,500	0.0400	0.0156	0.0244	183,000	117,000
09/06/07	8,000,000	200,000	0.0400	0.0150	0.0250	200,000	120,000
	28,200,000	705,000				814,200	502,800

10/24/07	6,000,000	150,000	0.0300	0.0100	0.0200	120,000	60,000
12/04/07	2,000,000	50,000	0.0200	0.0066	0.0134	26,800	13,200
12/14/07	2,000,000	50,000	0.0300	0.0036	0.0264	52,800	7,200
	10,000,000	250,000				199,600	80,400

	71,800,000	1,795,000				$2,821,280	$1,751,720

			2008

03/20/08	2,864,606	N/A	0.6500	0.8802	(0.2302)	$(659,432)	$2,521,379